10/23

82- SUBMISSIONS FACING SHEET

02055736

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Techtronic Industries Co Ltd

*CURRENT ADDRESS

PROCESSED

NOV 13 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3648 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 11/5/02

Annual Report

A NEW BRAND OF SUCCESS

TECHTRONIC INDUSTRIES COMPANY LIMITED



COMPANY PROFILE

Techtronic Industries Company Limited (TTI) is a leading global supplier of home improvement products, with a focus on power tools, floor care appliances, lawn and garden equipment and electronic measuring products. TTI's branded products include RYOBI power tools, distributed throughout North America, Europe and Australasia; Homelite lawn and garden equipment, distributed worldwide; and VAX floor care appliances. As a major ODM partner, TTI manufactures a variety of branded products, such as the Sears, Roebuck and Company's Craftsman® line of power tools.



TTI's business strategy is to work closely with the customers to provide complete custom solutions including product design, engineering, supply chain management and market support. In executing this strategy, TTI has forged strong alliances with some of the world's leading retailers and brand owners.

Founded in 1985 and headquartered in Hong Kong, TTI's principal manufacturing plants are located in the Peoples Republic of China with additional production facilities in North America. In-house research and marketing centers are located in Hong Kong, the Peoples Republic of China, the United States, United Kingdom, Germany and other countries. The Group employs over 10,000 employees worldwide.

Listed on the Hong Kong Stock Exchange since 1990, TTI has continuously achieved impressive business growth. From 1990 to 2001, the Group has grown turnover from HK$490 million to HK$6.1 billion at compound annual growth rate of 25.7%.



CONTENTS

FINANCIAL HIGHLIGHTS


in HK$'million
491
629
809
1,221
1,115
1,376
1,906
2,280
2,532
2,699
4,551
90 91 92 93 94 95 96 97 98 99 00 01

TURNOVER


in HK$'million
41
50
35
59
34
48
95
116
130
142
181
239
90 91 92 93 94 95 96 97 98 99 00 01

PROFIT FOR THE YEAR


in HK cents
14.03
13.35
8.39
13.59
6.77
9.49
18.93
22.70
23.47
25.48
32.31
90 91 92 93 94 95 96 97 98 99 00 01

BASIC EARNINGS PER SHARE

CONSOLIDATED FINANCIALS

OPERATIONS

	2001 HK$'m	2000 HK$'m	Changes
Turnover	6,101	4,551	+34%
Operating profit before interest and taxation	356	288	+23%
Profit for the year	239	181	+32%
Earnings per share, basic (cents)	42.02	32.31	+30%
Dividend per share (cents)	11.50	10.00	+15%

FINANCIAL POSITION AT YEAR END

	2001 HK$'m	2000 HK$'m	Changes
Total assets	3,772	2,968	+27%
Net current assets	719	896	-20%
Shareholders' fund	1,103	909	+21%
Capital expenditure	203	139	+46%
Return on equity	21.6%	19.9%	+9%
Net book value per share (HK$)	1.83	1.52	+20%

TURNOVER BY PRINCIPAL ACTIVITY



Power Tools
74%

Floor Care Appliances
19%

Solar Powered and Electronic Products
3%

Others
4%

TURNOVER BY GEOGRAPHICAL MARKET LOCATION



North America
86%

Europe
10%

Other countries
4%

CHAIRMAN'S STATEMENT

Spectacular growth achieved as a result [illegible]

To Our Shareholders

I am pleased to report another record-breaking year at TTI, despite a challenging global economic environment. **Fiscal 2001 marks the seventh consecutive year of double-digit growth in both turnover and profits.** The strong operating cash flow supported an increased level of brand investment and contributed to the significant reduction in gearing to 54.9% from 87.9%. We are better positioned than ever for the enormous opportunities that lie ahead.

Selected financial highlights include:

- **Turnover increased by 34% over 2000 to HK$6,101 million.**
- **Operating profit before interest and taxation grew by 23% to HK$356 million.**
- **Net profit increased by 32% to HK$239 million.**
- **Basic earnings per share grew 30.1% to HK 42.02 cents from HK 32.31 cents in 2000.**
- **HK$306 million generated in internal cash flow.**
- **Net gearing improved to 54.9%, compared with 87.9% in 2000.**
- **Return on equity was 21.6% in 2001, compared with 19.9% in 2000.**

As a result, the Directors have recommended a final dividend of HK 7.0 cents per share, which together with the interim dividend of HK 4.5 cents, makes a total dividend of HK 11.5 cents, up 15% over 2000.

GLOBAL BRAND STRATEGY

A key factor in TTI's success has been our brand acquisition strategy, of which the most significant was that of Ryobi North America, completed in August 2000. The brand is a major player in the US$7.4 billion North American power tool market. It provided TTI with a product range and technology expansion beyond rechargeable portable power tools into corded portable and bench power tools. Demonstrating the success of the acquisition, the Power Tools Division delivered an impressive 47% growth in 2001 over the prior year.

In August 2001 and March 2002, TTI continued its global branding strategy by acquiring Ryobi's European, Australian and New Zealand operations, respectively. These businesses include the marketing and distribution of Ryobi power tools and outdoor products.

Ryobi has a brand presence in the world's second largest power tool market of

MANUFACTURING

R&D

DISTRIBUTION

Europe and a leading market position in Australasia. Through integration with the Group, we have already begun to leverage the North American power tool product platforms, Asia-based manufacturing and subcontractor network to deliver exciting new products to these Ryobi markets.

The Group expanded into a lucrative business segment with the acquisition of the Homelite brand of consumer outdoor products, which includes gas trimmers, chain saws, and blowers. This globally recognized brand is a North American market leader and complements our Ryobi European and Australasia outdoor product business. The Group will gain from the counter seasonal demand between outdoor products and power tools.

Homelite brings more than the recognized global brand; it delivers expertise in product development and manufacturing of gas powered outdoor products. Gas and electric product platforms will enable TTI to develop a full range of consumer-driven products to be marketed under our Homelite, Ryobi or private label brands.

With our aggressive policy of brand acquisition, TTI has improved access to the world's largest home improvement markets and supports the transition from a leading manufacturer to a global brand marketer. We now have the ability to deliver brands in key markets and to benefit from a number of synergies that have positioned TTI for continued growth.



Horst Julius Pudwill
Chairman and
Chief Executive Officer

With our aggressive policy of brand acquisition, TTI has improved access to the world's largest home improvement markets.

- Ryobi brand of power tools in key markets of North America, Europe and Australasia
- Ryobi brand of outdoor products in Europe and Australasia
- Global Homelite brand of outdoor products
- Product technology and manufacturing of all major categories of power tools and outdoor products
- Leverage on worldwide home improvement distribution network

Enhanced global market presence also provides TTI significant opportunities at the retail level, as evidenced by our recent North American distribution agreement with Home Depot, the world's largest home improvement chain.

STRUCTURED FOR SUCCESS

Positioning our product development teams in key U.S. and European markets, we now have better access to our distribution partners and a deeper understanding of individual market drivers.

Through supply chain savings, we have improved inventory management, resulting in a positive impact on cash flow and an overall reduction in production cost, increased competitiveness, and improved margins. Further benefits and efficiencies are anticipated from a consolidation of manufacturing resources between Asia and North America. As part of this effort, we closed facilities in the United Kingdom and Indonesia. We plan to achieve similar synergies with our latest acquisition of Homelite.

During the year, we announced the possible spin-off of our Floor Care Appliances Division and that would not proceed in the current prevailing market environment.

OUTLOOK

I am confident we will achieve another record year of growth for 2002 as we continue our strategy of building on our global brands and introduce an expanded range of innovative products responsive to market needs.

With improvements forecasted in the US and European economies, our outlook is stronger than ever. The success of our customer relationships continues to be based on delivering competitively priced products incorporating superior quality, brand know-how and product innovation. We are well prepared to meet the challenge from our competition.

2002 will see our Power Tools Division broaden its focus into products for the professional contractor and woodworker, in both our branded and private label businesses. New products will include an expanded and upgraded line of Ryobi tools designed for the growing bench and stationary tool categories and an expanded line of Homelite electric and gas outdoor products. A new range of Ryobi tools will be launched into the European market in the second half of the year.

The Floor Care Appliance Division will respond to customer demand for new products by emphasizing our private label ODM capabilities through our existing customer base. We will also introduce new VAX floor care products that extend the exclusive AVC technology.

Integration of the acquisitions to maximize synergies remains a management priority. We will continue to improve our overall cost structure and profitability through supply chain savings and increased manufacturing and marketing efficiencies. And while North America remains a major market, our medium to long-term goal will be to expand our share in Europe and Australasia.

TTI now has leadership in an impressive range of internationally recognized products built around product development, brand focus, and customer acceptance. We will press forward with these core attributes to ensure that our products continue to deliver the performance, quality, and value, which have been the trademark of our success.

APPRECIATION

Performance - even under tough circumstances - has been the hallmark of TTI as it has grown to become an industry leader in the global home improvement market.

My sincere appreciation is extended to all our customers, employees, and shareholders who have contributed to this success and I look forward to their continued support. We remain committed to increase shareholder value.

Horst Julius Pudwill
Chairman and
Chief Executive Officer



BUSINESS OVERVIEW

Despite a challenging global economy, the Group delivered strong turnover and profit growth in 2001. Group turnover rose 34% to HK$6,101 million.

The Power Tools Division grew the fastest with turnover 47% up over prior year. As a result, the Power Tools Division's turnover accounted for 74% of the Group's turnover in 2001, as compared to 67% in 2000. The Floor Care Appliances Division contributed 19% of the Group's turnover in 2001 and had over 8% turnover growth in 2001 over 2000. The Solar and Electronic Products Division accounted for approximately 3% of the Group's turnover.

Beyond the acquisitions, core growth came from strengthening business relationships with existing customers and establishing partnerships with new customers. Our ability to read and respond to market needs has played a key role in our success. Ongoing improvements and investments in product development, engineering, and testing are delivering higher quality products and better service to our customers. To meet the expanding market demand for new products, the Group increased research and development expenditures to HK$79.9 million in 2001, up from HK$38.8 million in 2000.

As part of the investment in our brand names, TTI understands the importance of brand development and promotion. In 2001, the Group spent HK$290.2 million on advertising and promotion, an increase of 149% over the prior year. We have undertaken a global initiative to develop and support our brands through consistent packaging, merchandising, product design, and other brand recognition programs.

Through continuous improvement of our operations, manufacturing processes, product design and engineering, re-allocation of our manufacturing resources, the launch of new products plus additional margin from Ryobi wholesaling operations, the Group improved its gross margin from 21.2% in 2000 to 24.7% in 2001. Much of the improvement can be traced to the Group's Total Quality Management (TQM) and Six-Sigma programs. The TQM program holds every employee accountable for quality and ensures continuous improvement in cost containment, customer service, and product development. Cost containment and quality programs are the cornerstone of our world-class manufacturing.





INNOVATION
COMMUNICATION
BENCHMARK
ASSURANCE
RECOGNITION

OPERATING STATISTICS

Recoverable oil reserves in Russia

in millions of tonnes

2000 ABC$_1$	2000 C_2	2001 ABC$_1$	2001 C_2	As of December 31
2,177	701	2,335	810	Consolidated subsidiaries
327	75	161	34	Affiliated companies
2,504	**776**	**2,496**	**844**	**Total LUKOIL**
				Including:
1,195	416	1,229	452	Western Siberia
535	60	539	98	Central Russia
774	300	728	294	Northern Russia

Recoverable natural gas reserves in Russia

in billions of cubic metres

2000 ABC$_1$	2000 C_2	2001 ABC$_1$	2001 C_2	As of December 31
141	71	498	547	Consolidated subsidiaries
14	1	12	5	Affiliated companies
155	**72**	**510**	**552**	**Total LUKOIL**
				Including:
69	32	341	273	Western Siberia
44	4	114	259	Central Russia
42	36	55	20	Northern Russia

In million roubles, unless otherwise specified

NOTE 19. Related party transactions

Sales of oil and oil products to related parties in 2001 were 2,953 million roubles. Purchases of oil and oil products from related parties in 2001 were 4,699 million roubles. Purchases of construction services from related parties were 11,346 million during the year, ended December 31, 2001. Related parties rendered insurance services to LUKOIL Group companies for 5,673 million roubles during the year ended December 31, 2001.

Accounts receivable from related parties were 4,382 million roubles as of December 31, 2001.

Accounts payable to related parties were 1,578 million roubles as of December 31, 2001.

As of December 31, 2001 the Group held 2,034 million roubles with accounts of related banks. Loans and advances from related parties were 1,522 million roubles as of December 31, 2001.

As of December 31, 2001 the Government of the Russian Federation owned 13,5% of the common stock of the Company. The Russian Federation also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of the economy. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management considers such commercial relationships as part of the normal course of conducting business in the Russian Federation and considers that such relationships will remain the same for the fore seeable future. Information on these transactions is not disclosed as related party transactions.

NOTE 20. Exchange rates

The table below contains exchange rates of currencies, the share of which in revenues and settlements of the consolidated Group (other than denominated in roubles) exceeds 1% each.

Year-average		December 31		
2000	2001	2000	2001	Exchange rates
28.12	29.17	28.16	30.14	US dollar
13.26	13.36	13.41	13.54	Bulgarian lev
19.77	19.85	19.36	19.97	Kazakh tenghe (per 100)
51.36	54.19	51.08	56.41	Ukrainian hrivna (per 10)

NOTE 21. Subsequent events

On February 12, 2002 the Charter of the Company was amended following the conversion of convertible preferred shares into common shares. Stock capital of the Company consists of 850,563,255 common shares of 0,025 roubles par value each.

74%

OF TOTAL TURNOVER

POWER TOOLS DIVISION

Featuring our globally recognized brand, Ryobi, and bolstered by a strong OEM/ODM business, TTI's Power Tools Division had another record-breaking year in 2001. As we begin to consolidate and leverage our global infrastructure with new product introductions, and market expansion, there are tremendous opportunities for continued growth in earnings.

MARKET OVERVIEW

Overall, North American and European electric power tool markets represent an over US$10 billion opportunity. The category continues to grow at approximately 5% annually.

In the U.S. low interest rates and unseasonably mild temperatures sent home sales to a record 5.25 million, compared with 5.11 million the year before. The remodeling industry also benefited as more Americans undertook projects. The result was an estimated $120 billion spent on home improvement and remodeling.

Across Europe, the introduction of the Euro led to increased price sensitivity as more and more corporate buyers look to secure across-the-board pricing structures through the EU.

2001 HIGHLIGHTS

Entering the year, the Division's strategy was to focus on its core customers and use its global capabilities to streamline costs and maximize profits. Once again, the Division achieved record sales of HK$4.5 billion, an increase of 47% from last year.

After acquiring Ryobi's North American and European operations in August 2000 and August 2001 respectively, the Division analyzed the brand's retail partners for long-term profitability and growth potential. Shortly thereafter, the Division entered into a major distribution agreement with Home Depot, the world's largest home improvement chain. The agreement not only secures TTI a steady stream of income for the coming years, but also provides marketing support for Ryobi products in North America. Throughout the year, the partnership with Home Depot substantially increased TTI's market presence and together with our increased promotional spend, raised the brand awareness of Ryobi power tools in North America.

The acquisition of Ryobi European business provided TTI the necessary brand name, marketing and logistic capabilities for future growth in Europe, where the Division solidified relationships with key customers.

POWER TOOLS DIVISION

Product development also played a key role in the Division's 2001 performance as it increased new product offerings to key customers by over 50% from the previous year. The most significant rollout involved a line of bench tools designed and priced for the entry-level woodworker and do-it-yourselfer. The division also introduced a full new line of cordless tools led by a four-piece combo kit that eclipsed previous gross sales records.

STRATEGY FOR 2002

With all the key pieces now in place, 2002 should be a high-growth year for the TTI Power Tools Division. This growth will be driven by aggressive expansion, both in products and market presence, as well as an increase in customer demand. The overall strategy, therefore, will focus on product development, cost containment, and brand expansion.

PRODUCT DEVELOPMENT

2002 will see the Division introduce new Ryobi branded products into the distribution channel as we develop a presence in new product and accessory categories. We will also aggressively continue to pursue OEM/ODM opportunities. Our new product strategy also includes introducing a line of professional-grade tools and continued expansion of the high growth bench and stationery tool categories. Division-wide power tool sales are expected to increase substantially. Ryobi brand business should see strong growth in North America, as well as Europe and Australasia, and as will our OEM/ODM business.

COST CONTAINMENT

We will continue to drive down costs by sourcing products and materials to our China facilities and Asian suppliers; reducing manufacturing costs in South Carolina; consolidating Ryobi operations with other TTI operations; and negotiating with our supply base. Another key initiative will be to improve our logistic functions so as to optimize inventory management.

BRAND EXPANSION

By focusing on after sales service, supply chain logistics, and marketing support, our relationships with our retail partners and end-use customers will strengthen. In Europe, Ryobi will focus on the home improvement centers, which are estimated to service half of the market.

Looking ahead, the TTI Power Tools Division finds itself in an enviable position. Having come through a difficult year with our best performance ever, we are stronger and better positioned than ever.

19%

OF TOTAL TURNOVER

FLOOR CARE APPLIANCES DIVISION

Fueled by product innovation, operational improvements, and strategic re-alignments, TTI's Floor Care Appliance Division delivered solid top line growth in 2001. The Division grew consolidated turnover at 8% over the prior year from OEM/ODM consumer floor care appliances and our own European branded "Vax" products. This was commendable performance in a tough economy.

MARKET OVERVIEW

It was a challenging year for the North American and European floor care appliance markets. Both markets finished with marginal gains.

The North American market continues to be led by several major brands, such as Hoover, Dirt Devil, and Bissell. By contrast, the European market offers consumers a greater variety of brands, with names such as Bosch, Siemens, and De'Longhi leading the way. TTI is proud to report that many of these leading brands - whether marketed in North America or Europe - are in fact TTI customers.

2001 HIGHLIGHTS

The Division's OEM business continued to yield impressive results as it launched several new and innovative floor care products into North America. The new products launched during the year contributed about 20% to the Division's turnover. Moreover, the proven ability to develop and deliver these products established TTI as a leading contract manufacturer in the industry.

That expertise has initiated a gradual shift from original equipment manufacturing (OEM) to original design manufacturing (ODM). The Division's ODM business experienced significant growth in 2001. Presently, TTI serves the OEM/ODM needs of a wide range of high quality, brand name industry leaders, all of whom require well-engineered, high quality, competitively priced products.

Meanwhile, our line of Vax branded floor care appliances expanded with the introduction of the innovative Advanced Vacuum Cleaner (AVC) into its core markets this past year. The AVC platform allows the brand to be positioned in premium bagless upright and cylinder carpet cleaning segments. Vax exceeded growth expectations in the carpet-washing category with an updated range of products.

The continuing drive to improve cost efficiencies led the Division to re-evaluate its manufacturing operations. Those in the United Kingdom were moved to China, allowing the UK operations to focus on concept development, brand marketing and distribution. Manufacturing in Indonesia was also moved to China.


CUSTOMER FOCUS
QUALITY
DELIVERY
COST

FLOOR CARE APPLIANCES DIVISION

Cost containment took on a more aggressive role with programs to localize purchases of components and materials to cost competitive suppliers in China. First step Six Sigma programs further improved quality, efficiency and reduced waste.

STRATEGY FOR 2002

With successful new product launches during the second half of last year, the Division is positioned for another solid year of growth. A key to this continued growth is our ability to satisfy the new product development needs of the North American market. To accomplish this, we will continue to shift from OEM to ODM.

Another key to achieving our growth objectives is the success of our own Vax brand. We will continue implementing our current strategy of delivering mid to premium price, consumer friendly floor cleaning products. A major focus will be to capitalize the brand's wide recognition and distribution in order to expand new product offerings such as the Vax Select line and products using the AVC platform.

The AVC platform in particular holds exceptional potential for 2002. This year begins a multi-year agreement with BSH Bosch and Siemens to globally market the AVC platform and its future generations. In addition to expanding the Division's exposure in Europe, the agreement will also create beneficial economies of scale for our AVC manufacturing operations.

Operationally, cost containment remains the everyday task of the entire Division. The aggressive consolidation of manufacturing operations to our China facilities will deliver critical operational gains. Quality enhancement programs, such as our Six Sigma initiatives, will further reduce cost while keeping supply chain, manufacturing and product development processes among the most competitive in the industry. On-going strategic investments will increase the capacity and capabilities of our product development and testing resources. As a result, the Division will continue to strengthen the core competencies necessary to enhance our value-chain and continue the expansion of our OEM/ODM business.

Product innovation will continue to be a core competency of TTI's Floor Care Appliances Division. As we look ahead, these new strategies will almost certainly include developing synergies with TTI's Power Tool and Lawn & Garden Division.


INNOVATIVE
PRODUCTS
GOOD QUALITY
HIGH PERFORMANCE

3%

OF TOTAL TURNOVER

SOLAR AND ELECTRONIC PRODUCTS DIVISION

TTI's Solar and Electronic Products Division continued its impressive performance in 2001 by reporting a double-digit growth in profits. The outlook for 2002 remains positive as the division has increased the number of projects with its core ODM partners and continues to benefit from the synergies with TTI's value network.

MARKET OVERVIEW

Market demand for solar lighting products and electronic measuring devices remained stable in 2001. While a stronger US dollar limited growth in Europe and Japan, the Division confirmed its position as a market leader in solar powered lights as well as electronic hand-tools. Electronic measuring and leveling devices continue to ride the success of the DIY trend.

2001 HIGHLIGHTS

As with other TTI divisions, the Solar and Electronic Products Division benefited from innovative product development. 2001 was highlighted by the introduction of new die cast and glass solar lights as well as new state of the art laser leveling tools and ultrasonic tape measures. The success of these new products was a major factor in the overall improvement in profit contribution by 26% to HK$14.3 million.

This strong bottom line performance helped offset a fourth quarter slowdown that led to a 5.6% decrease in sales to HK$164 million compared with HK$173 million in 2000. European sales accounted for half that volume, while North America sales constituted 32% of the total. Australasian sales contributed an additional 17%.

The breakdown of divisional turnover by product category is as follows:

» Electronic measuring and monitoring devices: 47%

» Solar lighting Products: 44%

» Electronic thermometers and food probes: 9%

2002 OUTLOOK

We expect this division to perform well in 2002. As the U.S. economy continues to strengthen, retailers and ODM partners who delayed orders in the fourth quarter 2001 will be replenishing channel stock in the first half of 2002. An aggressive product strategy in the solar light category should result in increased market penetration in Europe and Japan while an extension of the electronic measuring tools segment with high-tech laser leveling tools will further cement commercial ties with the division's large ODM partners. Taken together, these product-centric efforts are expected to make strong contributions to the division's growth.

AFFINITY



Roy Chi Ping Chung
Managing Director

Frank Chi Chung Chan
Executive Director

Horst Julius Pudwill
Chairman and Chief Executive Officer

Patrick Kin Wah Chan
Executive Director

INNOVATIVE SOLUTIONS + QUALITY CULTURE + QUICK RESPONSE → VALUE GROWTH

ORGANIZATION GROWTH

2001 has been a year of growth for TTI, not only in terms of product introductions, sales, and market gains, but organizational structure as well.
The Company's aggressive acquisition strategy demands an infrastructure capable of supporting it. To this end, TTI's organization has evolved significantly, especially in the areas of product development, manufacturing, distribution and marketing.

PRODUCT DEVELOPMENT

TTI has also grown in organizational depth, adding product design and development research centers in the US and Europe, in close proximity to our end customers. This gives TTI concept groups invaluable insight into specific market/customer needs. Product Development Engineering, organized into specialist teams at our manufacturing facilities, then develop the concepts into products that can be efficiently manufactured while catering to specific market needs.

MANUFACTURING

TTI is expanding the range of tools made in the China manufacturing facility to include corded power tools, which were previously manufactured in our Ryobi South Carolina, USA plant. This transfer program will enable us to leverage our low-cost manufacturing base and supply network for greater efficiencies in manufacturing the price-competitive segment of this range. The USA facility will continue producing the high volume motors and the high-end range of corded power tools.

In order to meet the fast-growing volume of sales, we have substantially increased our Power Tool and Floor Care Appliance production capacity. With the transfer of corded power tool production, the total Power Tool production capacity in China has increased by almost 50%, while the Floor Care Appliance production capacity has increased by approximately 15%. The production capacity will continue to expand in 2002 as we forecast positive growth.

DISTRIBUTION AND MARKETING

Our power tool organization is segmented into strategic geographic regions, each responsible for managing marketing and distribution.

Key regions are Europe, North American and Australiasia. Management in the

Regions have responsibility for implementing growth programs to support TTI brands and private label customers.

CONTINUOUS IMPROVEMENT PROGRAM

Through continuous improvement in product engineering, production technology and assembly process flows and techniques, our overall production efficiency has improved.

The Group fully utilizes applications of Unigraphics (UG) or Pro Engineering systems in new product design. Employing the UG for Power Tools, TTI has been able to reduce new product development time, while substantially improving tooling quality and decreasing development time.

TTI has upgraded testing capabilities. These include establishing metrology labs and outfitting test laboratories with new equipment such as automatic testing jigs and fixtures. As a result, the lead time for testing new products is significantly improved. The installation of equipment such as CMM, profile projector, and digital microscopes have helped to improve our measurement precision and overall capacity.

ENTERPRISE RESOURCE PLANNING (ERP)

To improve our operational efficiency and production quality, TTI has made a significant investment in ERP. The new Oracle E-Business Suite will help streamline all major TTI operations.

The system is built on a unified information architecture, using intelligent web-based applications and the latest database management technologies to transmit and analyze data electronically. Faster and more intelligent than our former IT process, the new system will help lower our operational costs and increase our manufacturing cycle efficiency.

The roll-out of the new ERP system affects TTI's engineering, logistics, marketing, planning, purchasing, warehousing, production, quality assurance, shipping and financial departments in Hong Kong and China. Implementation is currently underway.

FINANCIAL

Total bank borrowings at year-end amount to HK$893 million (2000 : HK$1,008 million). The improvement was due to the funds generated internally from operations and the working capital utilization, which focused on inventory performance. Year end inventory was reduced compared to the prior year end level, despite a 34% increase in turnover.

The financing of the acquisition of Ryobi France and Ryobi United Kingdom in August last year was by internal resources and did not have a material effect on total borrowings.

The loans are denominated in United States Dollars, Hong Kong Dollars and Pounds Sterling and carry interest rates with reference to US best lending rates, LIBOR or HK best lending rates.

Following the adoption of Statement of Standard Accounting Practice numbers 9 and 30 issued by the Hong Kong Society of Accountants effective for accounting period beginning on or after January 1, 2001, the Group considered that it is appropriate to revise the basis of the gearing ratio computation.

Gearing ratio for the year, expressed as a percentage of Total Net Bank Borrowings to Total Net Tangible Worth was at 54.9% (2000 : 87.9% after restatement).

Total net finance costs charged for the year was HK$76.6 million (2000 :

HK$66.7 million). The moderate increase stems from accrual of a full year of interest expense from the August 2000 acquisition of Ryori North American compared to five months of accrued interest in 2000. Low interest rates, combined with several interest rate hedging instruments, had a positive impact on our cost of debt capital. We will continue to monitor interest rates closely and will evaluate various hedging instruments in order to maintain favorable interest rates in an environments with rising rates.

Interest coverage, expressed as a multiple of profit before interest and taxation to total net interest expenses was at 4.46 times (2000 : 4.18 times), continued to be at a level which the Group considered acceptable and reasonable.

Capital expenditure for year, apart from the European acquisitions, amount to HK$203.1 million (2000 : HK$138.6 million) and was matched by current years depreciation of HK$209.9 million (2000 : 182.5 million).

The majority of the Group's revenue is denominated in US Dollars and borrowings are in HK or US Dollars. Currency translation risk is minimal as there is a natural hedge between the currencies. However, following the European acquisition completed in August 2001 and the subsequent completion of the Australian and New Zealand acquisitions in March 2002, the Group will be exposed to additional currency risk. We will actively review and consider various financial instruments for hedging purposes to minimize the effect of exchange fluctuation.

The Group believes that it has a healthy financial position and if other opportunities arise requiring additional funding, the Group is in a very competitive position to obtain financing on favorable terms.

Based on current orders on hand and barring any unforeseeable circumstances, revenue for the year 2002 is expected to be another record year for the Group.

ACQUISITIONS

On August 8, 2001, the Group announced the acquisition of Ryobi's power tool business in Europe for a consideration of US$6.7 million. The acquisition included the two sales, marketing and distribution operations located in United Kingdom and France for power tools and outdoor products together with the perpetual right for the "Ryobi" brand name in Europe free of license fee or royalty. The acquisitions were financed internally from working capital based on adjusted net book value of both corporations without any premium or goodwill.

These acquisitions will provide resources in market and product intelligence plus valuable logistic capabilities in Europe. The Group expects these acquisition to provide a significant contribution in future earning through increased penetration of the European market with the Ryobi brand and by leveraging on the Group's product development resources and low cost manufacturing base.

On March 3, 2002, the Group announced the acquisition of two operating subsidiaries from Ryobi Limited, Ryobi Australia Pty and Ryobi New Zealand Limited together with the license and royalty free perpetual right for the "Ryobi" brand name in Australia and New

Zealand. Ryobi is already established as a leading brand in these power tool and outdoor products markets. The total consideration was AUD5.9 million based on adjusted net asset value of both companies and financed by internal resources.

MAJOR CUSTOMERS & SUPPLIERS

For the year ended 31st December 2001:

i. The Group's largest customer and five largest customers accounted for approximately 32.7% and 74.7% respectively of the Group's total turnover.

ii. The Group's largest supplier and five largest suppliers accounted for approximately 4.6% and 19.9% respectively of the Group's total purchases (not including purchases of items which are of a capital nature).

According to the knowledge of the directors, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers.

BOARD OF DIRECTORS

Horst Julius Pudwill, MSc

Chairman and Chief Executive Officer

Aged 56. Founder of TTI and the Chairman since 1985. His background includes a Master's Degree in Engineering and a general commercial degree, together with extensive experience in international business. His responsibility is for the formulation of the strategic vision of TTI, focusing on the continual growth and profitable development of the Group organization, products and services. He is active aligning the activities of the Group with customer needs.

Roy Chi Ping Chung, MSc

Managing Director

Aged 50. Co-founder of TTI and Managing Director since 1985. He holds a Master of Science degree in Engineering Business Management from the University of Warwick. He is responsible for corporate and business management of the Group. The winner of the Young Industrialists Award of HK 1997. Council Member of Hong Kong Polytechnic University. Member of the Advisory Board for the Faculty of Business of Lingnan University. Director of HK Paediatric Foundation of HK Paediatric Society. Director of the HK Safety Institute Ltd. Chairman of Group "Electrical & Optical Products" and member of Design Council of the Federation of Hong Kong Industries. The President of Hong Kong Electrical Appliances Manufacturers Association. He is an Independent Non-executive Director of Kin Yat Holdings Limited.

Kin Wah Chan, FCCA, AHKSA, APM

Executive Director

Aged 42. A fellow member of The Chartered Association of Certified Accountants, an associate member of the Hong Kong Society of Accountants, an associate of The Professional Validation Centre of the Hong Kong Plastic and Metal Industries Limited. Joined the Group in 1988 and was appointed as Executive Director in 1990. He is now responsible for the operations of the Group.

Chi Chung Chan, FCCA, FHKSA, ATIHK, CPA

Executive Director

Aged 48. A fellow member of The Chartered Association of Certified Accountants and The Hong Kong Society of Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong. He joined the Group in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and finance of the Group. He is also an Independent Non-Executive Director of Easyknit International Holdings Limited.

BOARD OF DIRECTORS *(Cont'd)*

Dr. Akio Urakami, Ph. D

Executive Director

Aged 59. Holds a Ph.D degree in Materials Science from Northwestern University in 1970. Appointed as Director in 1989. Appointed as Executive Director in 2001. Also Vice Chairman of One World Technologies, Inc. His responsibility is the formation and execution of the corporate strategy with Chairman and Managing Director of the Company, and particular emphasis on the long term business development with alliance companies.

Susumu Yoshikawa

Non-Executive Director

Aged 59. Appointed as Director in 1999. Also Director of Ryobi Limited, Japan.

Christopher Patrick Langley, OBE

Independent Non-Executive Director

Aged 57. Appointed as Director in May 2001. He was an executive director of The Hongkong and Shanghai Banking Corporation Ltd.. He holds directorships in a number of publicly-listed companies and maintains close ties with the business community in Hong Kong.

Vincent Ting Kau Cheung

Independent Non-Executive Director

Aged 60. Appointed as Director in 1991. Also Director of Global Food Culture Group Limited, Non- Executive Director of Gold Peak Industries (Holdings) Limited, Independent Non-Executive Director of Datronix Holdings Limited, Paul Y. – ITC Construction Holdings Limited and Sing Pao Media Group Limited. A practising solicitor since 1970 and is now the senior partner of Vincent T.K. Cheung, Yap & Co., Solicitors. Qualified to practise as a solicitor in the United Kingdom. Also a Notary Public, Hong Kong.

Joel Arthur Schleicher

Independent Non-Executive Director

Aged 50. Appointed as Director in 1998. He is a private investor and advisor to private equity firms. He is presently the Chairman and CEO for Interpath, Inc. and has served in that capacity since 2000. From 1998 to 2000, he was the CEO for Expanets, Inc.; from 1989 to 1995, he was the COO and President for Nextel Communications, Inc.. He has 27 years of management experience with growth companies in the telecommunications and manufacturing fields.

SENIOR MANAGEMENT

Hong Kong

Techtronic Industries Company Limited

David Butts, MBA, ME, BSc

Vice President, Marketing and Business Development

Aged 43. Joined the Group in 1998 contributing his experience in strategic planning and marketing with multinational companies. He is responsible for assisting the Chief Executive Officer and Company Directors in developing and implementing growth strategies. He oversees the marketing and product development activities of the Floor Care Appliance Division and business development programs of the Power Tool and Lawn & Garden Division outside of North America.

Clarence Chi Hong Chan, BBA, ACCA, AHKSA

Group Controller

Aged 39. Joined the Group in 1995 and was promoted to present position in 1999. He is responsible for assisting Executive Director in controlling finance, accounting and costing issues. He has more than 16 years experience in accounting and auditing with multinational companies.

Alex Chunn, BID, IDSA

Director of Concept Development

Aged 39. Joined the Group in 1999. He is responsible for managing the Group's Industrial Design and Product Manager Departments and supporting Marketing in the development of new product concepts and platform strategies. He has over 14 years experience in Industrial Design and product development, and holding positions of growing responsibility at Ryobi North America prior to joining TTI.

Peter Fischer

General Manager – Marketing

Aged 46. Joined the Group in 1988. He is responsible for managing and developing the European marketing activities of the Power Tool Division.

Kam Choi Kan

Senior Engineering Manager

Aged 39. Joined the group in 1990. He is responsible for research and development and product development in Power Tool Division.

SENIOR MANAGEMENT *(Cont'd)*

Simon I-Nan Lin, BBA

General Manager - Bench Top Power Tools

Aged 51. Joined the Group in 2000. He is responsible for managing and developing the bench top power tools. He has worked in power tools sourcing and procurement over the past 25 years.

Donald McLamb, BSBA

Vice President Advanced Quality Assurance & Special Projects

Age 62. Joined the Group in 1993. Formerly Director of Quality Assurance with Ryobi North America. He has over 37 years experience in power tools and floor care products. He is responsible for the development of quality techniques and quality concepts.

Timmy Hok Yin Sin, MSc, BSc

Research and Development Manager

Aged 40. Joined the Group in 1993. He is responsible for the research and development and project development in Floor Care Appliance Division. He has 17 years of experience in engineering and project development.

Roger Smith, MBA, BSME

Vice President Engineering, Power Tools

Aged 51. Joined the Group in April 2001 contributing 20 plus years experience in product development with multinational power tool and consumer product companies. He is responsible for managing the development of portable power tools.

Kevin Toohey, BA

Director of Operation - OEM North America

Aged 47. Joined the Group in 1994. He is responsible for managing and developing the North American marketing activities of the Power Tool Division.

Gimelli Laboratories Company Limited

Raymond Kwok Chung Lee, FCCA, AHKSA

Managing Director

Aged 49. Joined in 1982. He manages Gimelli Laboratories Co. Ltd., one of the largest manufacturers for dental care and healthcare branded-named customers. He is also Operation Director of Solar Wide Industrial Ltd and oversees the operations of Solar Powered and Electronic Products Division.

SENIOR MANAGEMENT *(Cont'd)*

Solar Wide Industrial Limited

Hughes Sanoner, MBA
Director – General Manager

Aged 36. Joined the Group in 1991 and was promoted to his current position in 1996. Over the past 6 years he managed the growth of the electronic manufacturing subsidiary of the Group. He is in charge of Solarwide Industrial Ltd., primarily responsible for the research and development, new product conception, marketing strategy and sales of the Group's electronic measuring tools, laser leveling devices and outdoor solar powered products.

North America

One World Technologies Inc./Ryobi Technologies, Inc./OWT Industries, Inc.

Philippe Buisson, MBA
Executive Vice President – Finance

Aged 42. Joined the Group in 2000, bringing over 10 years experience in Finance and Operation with multinational companies and 6 years of experience in consulting for international groups. He is responsible for managing finance, operations and business planning.

Jeff Dils, BBA
Executive Vice President – Marketing

Aged 41. Joined the Group in 2000. He is also COO for the North American Power Tool operation of Ryobi Technologies, Inc./ OWT Industries, Inc. and responsible for Product Development, Marketing and Manufacturing. Prior to joining the Group, he was with Ryobi North America. He has 20 years experience in the hardware products industry holding management positions in product development, engineering, marketing, international sourcing and strategic planning.

Robert Freitag, BS
Executive Vice President – Sales and Business Development

Aged 43. Joined the Group in 2000. He is responsible for the business development and sales management for North America. His area of responsibility includes the Ryobi Brand, Craftsman and OEM power tool business. He is also responsible for the Homelite outdoor products business. He has worked in the industrial and retail hardware business for the past 20 years. Prior to joining the Group, he was with Ryobi North America.

SENIOR MANAGEMENT *(Cont'd)*

Ryobi Technologies Canada, Inc.

Sam Purdy
Vice President and General Manager

Aged 51. Joined the Group in 2000. He has been part of Ryobi Canadian operation since 1980 and has held his current position since 1992. He has held various managerial positions in the manufacturing, sales and marketing fields. He is primarily responsible for sales and marketing of power tools and lawn and garden products within the Canadian market.

Europe

Ryobi Technologies France S.A.

Michel Violleau
President

Aged 55. He joined Ryobi Europe in 1991 and joined the Group in 2001. He is responsible for the West and South European Ryobi operations. He has 12 years experience in sales and marketing for power tools and 20 years for garden tools and in total 30 years experience in sales and marketing and management for multinational groups.

Ryobi Technologies GmbH

Walter Eichinger, MBA
General Manager

Aged 47. Joined the Group in 2001. He is responsible for the Central and Eastern European Ryobi operations and business development. He has over 15 years experience in power tool industry and holding management positions in sales and marketing.

Ryobi Techonologies (UK) Ltd.

Derrick Marshall, FRSA,MInstD
Managing Director

Aged 55. Joined the Group in 2001. He has overall responsibility for strategic planning, marketing and development of power tools and lawn and garden products within the UK market, including Ryobi and Homelite brands. He brings to the group over 30 years experience with multi-national operations, including major US and Japanese companies. Prior to joining the Group, he was with Ryobi UK.

SENIOR MANAGEMENT *(Cont'd)*

Vax Limited

Patrick Austen

Chairman

Aged 58. Joined Vax as Chairman and Chief Executive in October 1997. Patrick's career has been as Commercial Manager, Imperial Chemical Industries (Fibres Division) followed by a period as Group Chief Executive (Consumer Products Division) of BTR plc, the multi-national conglomerate. He has also been the Chairman of several privately owned companies.

Ian Jebson, FCA

Chief Operating Officer

Aged 48. Formerly Group Financial Director of Vax, Ian ran his own business in high technology test equipment and components for the Aerospace and Power Generation industries having previously been an Associate Partner at KPMG involved in Corporate Finance activities.

Australasia

Ryobi Technologies Australia PTY Ltd.

Kevin Boxhall, FCPA

Chairman of Directors

Aged 70. He is Chairman of Directors of Ryobi Technologies Australia Pty. Ltd. and Ryobi Technologies (NZ) Ltd. He has been associated with the Power Tool industry for the past 35 years. He joined Ryobi Australia in 1983 as Managing Director of Ryobi Australia Pty. Ltd and joined the Group in March 2002.

Gary McDuff, BBus

Director and General Manager

Aged 42. Joined Ryobi Australia in 1983 and joined the Group in March 2002. Having held various positions in finance and operations, promoted to current position in 2001. He is responsible for all sales, finance and management functions for the Australian subsidiary.

SENIOR MANAGEMENT *(Cont'd)*

Ryobi Technologies (New Zealand) Ltd.

Ian Dalziel

Company Director

Aged 55. He is also General Manager of Business Development of Ryobi Technologies Australia Pty Ltd. Joined Ryobi Australia in its inaugural year 1983 and joined the Group in March 2002. Current position is to be responsible for the brand and business development of Ryobi, in both Australia and New Zealand. He was an owner of a building material retail outlet prior to joining Ryobi.

Vax Appliances (Australia) Pty. Ltd.

Eddy Baroni, M.I.A.M.E.

Chief Executive Officer

Aged 63. Has been part of Vax Australia for 18 years and C.E.O. since 1988. Responsible for all management, administration, sales and technical matters of the group's wholly owned subsidiary taking Vax from a Door to Door operation to the Household name it is today in the Australian Region.

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31st December, 2001.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company and also manufactures and trades electrical, electronic, professional industrial products.

The principal activities of the principal subsidiaries and associates are set out in notes 41 and 42 to the financial statements, respectively.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December, 2001 are set out in the consolidated income statement on page 43.

An interim dividend of HK4.5 cents per share amounting to HK$25,844,000 was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of HK7.0 cents per share to the shareholders on the register of members on 21st June, 2002, amounting to HK$40,790,000.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 29 to the financial statements.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on page 104.

PROPERTY, PLANT AND EQUIPMENT

The Group continued to expand its business, and during the year spent approximately HK$84,320,000 on moulds and tooling and acquired plant and machinery of approximately HK$34,765,000, and office equipment, furniture and fixtures of approximately HK$42,595,000. Details of these and other movements in the property, plant and equipment of the Group and the Company during the year are set out in note 13 to the financial statements.

SHARE CAPITAL

During the year, the Company issued 13,300,000 shares at a total consideration of approximately HK$17,369,000 pursuant to the exercise of share options granted by the Company. Details of movements in the share capital of the Company during the year are set out in note 28 to the financial statements.

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Horst Julius Pudwill, *Chairman and Chief Executive Officer*
Mr. Roy Chi Ping Chung, *Managing Director*
Mr. Kin Wah Chan
Mr. Chi Chung Chan
Dr. Akio Urakami

Non-executive directors:

Mr. Susumu Yoshikawa	
Mr. Hideyuki Eto	(resigned on 4th April, 2001)
Mr. Jianhua Liu	(resigned on 17th January, 2002)

Independent non-executive directors:

Mr. Vincent Ting Kau Cheung	
Mr. Joel Arthur Schleicher	
Mr. Christopher Patrick Langley	(appointed on 25th May, 2001)

In accordance with Articles 94 and 103 of the Company's Articles of Association, Messrs. Horst Julius Pudwill, Kin Wah Chan, Susumu Yoshikawa and Christopher Patrick Langley retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

TERMS OF OFFICE OF NON-EXECUTIVE DIRECTORS AND INDEPENDENT NON-EXECUTIVE DIRECTORS

The term of office for each of the non-executive directors and independent non-executive directors is the period up to his retirement by rotation in accordance with Article 103 of the Company's Articles of Association.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES

At 31st December, 2001, the interests of the directors, the chief executive and their associates in the share capital of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

	Number of shares held			
Name of directors	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**
Mr. Horst Julius Pudwill	33,154,000	380,000	111,329,897(a)	—
Mr. Roy Chi Ping Chung	54,750,974	68,000	18,537,515(b)	—
Mr. Kin Wah Chan	—	—	—	—
Mr. Chi Chung Chan	—	—	—	—
Dr. Akio Urakami	—	—	—	—
Mr. Susumu Yoshikawa	—	—	—	—
Mr. Hideyuki Eto	—	—	—	—
Mr. Jianhua Liu	—	—	—	—
Mr. Vincent Ting Kau Cheung	960,000	—	—	—
Mr. Joel Arthur Schleicher	100,000	—	—	—
Mr. Christopher Patrick Langley	150,000	—	—	—

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES *(Cont'd)*

(a) These shares were held by the following companies in which Mr. Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) These shares were held by Cordless Industries Company Limited *, in which Mr. Roy Chi Ping Chung has a beneficial interest.

** Cordless Industries Company Limited is jointly owned by Messrs. Horst Julius Pudwill and Roy Chi Ping Chung.*

Directors' and chief executive's interests in the share options granted by the Company are set out in the section "Share Options" in the Directors' Report.

Save as disclosed above and other than certain nominee shares in the subsidiaries and associates held in trust for the Group by certain directors, at 31st December, 2001, none of the directors or chief executive, or their associates, had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executive, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SHARE OPTIONS

Scheme adopted on 28th November, 1990 and expired on 27th November, 2000 ("Scheme A")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 28th November, 1990, the Board of directors may grant share options to eligible employees, including full-time executive directors or consultants of the Company and its subsidiaries, at nil consideration, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible employees.

Share options granted must be taken up within 21 days of the date of grant. Any share options granted can be exercised within the period commencing on the first anniversary of the date of grant of such share option and expiring at the close of business on the tenth anniversary thereof.

SHARE OPTIONS *(Cont'd)*

Scheme adopted on 28th November, 1990 and expired on 27th November, 2000 ("Scheme A") *(Cont'd)*

The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the last dealt prices on the five trading days immediately preceding the date of offer of the share option. The maximum number of shares in respect of which share options may be granted shall not exceed 10% of the issued share capital of the Company from time to time but excluding shares issued pursuant to the share option scheme, and shall not exceed 1% of the issued share capital in any one financial year.

Scheme A has expired on 27th November, 2000.

Scheme adopted on 25th May, 2001 ("Scheme B")

Following the expiry of Scheme A in November 2000, a new share option scheme was adopted pursuant to a resolution passed on 25th May, 2001 for the purpose of providing incentives or rewards to directors and eligible employees. Under Scheme B, the Board of Directors of the Company may grant share options to eligible employees, including full-time officers and executive directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 per each grant of share option(s). Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the nominal value of the shares and 80% of the average of the last dealt prices on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of he Company from time to time. No employee shall be granted a share option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

At 31st December, 2001, the number of shares in respect of which share options had been granted under Scheme A and Scheme B were 3,500,000 and 21,850,000 respectively, representing 0.6% and 3.8% of the shares of the Company in issued at that date.

SHARE OPTIONS *(Cont'd)*

Scheme adopted on 28th March, 2002 ("Scheme C")

Another new share option scheme is subsequently adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons, and will expire on 27th March, 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) non-executive directors; or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 per each grant of share option(s). Share options may be exercised at any time from the date of grant to the fifth anniversary of the adoption date of Scheme C. The subscription price is set at the highest of : the closing price of the shares on the date of offer of the share option; or the average closing price of shares on the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted a share option which exceeds 1% of the shares in issue as at the adoption date.

No share options were granted by the Company under Scheme C up to the date of the financial statements.

SHARE OPTIONS *(Cont'd)*

Scheme adopted on 28th March, 2002 ("Scheme C") *(Cont'd)*

The fair values of the share options granted in the current year measured as at the dates of grant on 6th June, 2001, 8th June, 2001, 19th June, 2001, 5th July, 2001, 23rd July, 2001 and 10th October, 2001 were HK$1.29, HK$1.29, HK$1.33, HK$1.18, HK$1.01 and HK$0.82 respectively. The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

Date of grant	Expected life of share options	Expected volatility based on historical volatility of share prices	Hong Kong Exchange Fund Notes rate	Expected annual dividend yield
6.6.2001	3 years	50%	4.75%	1.5%
8.6.2001	3 years	50%	4.79%	1.5%
19.6.2001	3 years	50%	4.64%	1.5%
5.7.2001	3 years	50%	4.82%	1.5%
23.7.2001	3 years	50%	4.55%	1.5%
10.10.2001	3 years	50%	3.33%	1.5%

For the purposes of the calculation of fair value, no adjustment has been made in respect of share options expected to be forfeited due to lack of historical data.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

No charge is recognised in the income statement in respect of the value of share options granted in the year.

SHARE OPTIONS *(Cont'd)*

The following table discloses movements in the Company's share options during the year:

Directors	Date share options granted	Share Option scheme category	Share options balance at 1.1.2001	No. of share options exercised in the year	No. of share options granted in the year	Share options balance at 31.12.2001	Subscription price HK$	Exercise period
Mr. Horst Julius Pudwill	24.6.1994	A	2,000,000	2,000,000	–	–	1.2140	24.6.1995 - 23.6.2004
	7.4.1998	A	3,800,000	3,800,000	–	–	1.7360	7.4.1999 - 6.4.2008
	28.1.1999	A	1,000,000	1,000,000	–	–	1.0864	28.1.2000 - 27.1.2009
	27.11.1999	A	300,000	300,000	–	–	1.0800	27.11.2000 - 26.11.2009
	6.6.2001	B	–	–	800,000	800,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	–	–	3,000,000	3,000,000	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B	–	–	1,200,000	1,200,000	2.1480	5.7.2001 - 4.7.2006
Mr. Roy Chi Ping Chung	24.6.1994	A	1,000,000	1,000,000	–	–	1.2140	24.6.1995 - 23.6.2004
	24.1.1997	A	1,000,000	1,000,000	–	–	0.9136	24.1.1998 - 23.1.2007
	3.2.1999	A	1,000,000	1,000,000	–	–	1.0896	3.2.2000 - 2.2.2009
	5.6.2000	A	1,000,000	1,000,000	–	–	1.0144	5.6.2001 - 4.6.2010
	6.6.2001	B	–	–	1,000,000	1,000,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	–	–	1,000,000	1,000,000	2.2600	19.6.2001 - 18.6.2006
	5.7.2001	B	–	–	1,000,000	1,000,000	2.1480	5.7.2001 - 4.7.2006
Mr. Kin Wah Chan	4.1.2000	A	1,200,000	–	–	1,200,000	1.0000	4.1.2001 - 3.1.2010
	6.6.2001	B	–	–	500,000	500,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	–	–	500,000	500,000	2.2600	19.6.2001 - 18.6.2006
Mr. Chi Chung Chan	4.2.1994	A	500,000	–	–	500,000	1.2800	4.2.1995 - 3.2.2004
	30.3.1999	A	500,000	500,000	–	–	1.0640	30.3.2000 - 29.3.2009
	4.1.2000	A	500,000	500,000	–	–	1.0000	4.1.2001 - 3.1.2010
	5.6.2000	A	500,000	–	–	500,000	1.0144	5.6.2001 - 4.6.2010
	6.6.2001	B	–	–	500,000	500,000	2.0920	6.6.2001 - 5.6.2006
	19.6.2001	B	–	–	500,000	500,000	2.2600	19.6.2001 - 18.6.2006
Dr. Akio Urakami	6.6.2001	B	–	–	250,000	250,000	2.0920	6.6.2001 - 5.6.2006
Mr. Hideyuki Eto	26.6.2000	A	100,000	–	–	100,000	1.4768	26.6.2001 - 25.6.2010
Total for directors			14,400,000	12,100,000	10,250,000	12,550,000		
Employees	27.10.1997	A	100,000	–	–	100,000	1.1504	27.10.1998 - 26.10.2007
	1.4.1998	A	900,000	500,000	–	400,000	1.7440	1.4.1999 - 31.3.2008
	7.9.1998	A	100,000	100,000	–	–	1.1664	7.9.1999 - 6.9.2008
	20.9.1999	A	100,000	–	–	100,000	1.1584	20.9.2000 - 19.9.2009
	27.11.1999	A	800,000	400,000	–	400,000	1.0800	27.11.2000 - 26.11.2009
	30.12.1999	A	100,000	–	–	100,000	0.9776	30.12.2000 - 29.12.2009
	4.1.2000	A	200,000	100,000	–	100,000	1.0000	4.1.2001 - 31.3.2010
	25.9.2000	A	100,000	100,000	–	–	1.4976	25.9.2001 - 24.9.2010
	8.6.2001	B	–	–	1,000,000	1,000,000	2.1960	8.6.2001 - 7.6.2006
	23.7.2001	B	–	–	10,500,000	10,500,000	2.1160	23.7.2001 - 22.7.2006
	10.10.2001	B	–	–	100,000	100,000	2.4750	10.10.2001 - 9.10.2006
Total for employees			2,400,000	1,200,000	11,600,000	12,800,000		
			16,800,000	13,300,000	21,850,000	25,350,000		

SHARE OPTIONS *(Cont'd)*

The closing prices of the Company's shares immediately before 6th June, 2001, 8th June, 2001, 19th June, 2001, 5th July, 2001, 23rd July, 2001 and 10th October, 2001, the dates of grant, were HK$2.625, HK$2.950, HK$2.825, HK$2.750 and HK$2.600 and HK$2.450 respectively.

The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$2.061 to HK$2.915.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of certain directors and chief executives, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no person as having an interest of 10% or more in the issued share capital of the Company as at 31st December, 2001.

DONATIONS

During the year, the Group made charitable and other donations totalling HK$159,000.

POST BALANCE SHEET EVENTS

Details of significant events occurring after the balance sheet date are set out in note 40 to the financial statements.

DIRECTORS' REPORT

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st December, 2001 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The members of the Audit Committee comprise Messrs. Vincent Ting Kau Cheung and Joel Arthur Schleicher with a written terms of reference which describes the authority and duties of the Audit Committee.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

HORST JULIUS PUDWILL
Chairman and Chief Executive Officer

Hong Kong, 23rd April, 2002

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF
TECHTRONIC INDUSTRIES COMPANY LIMITED
創 科 實 業 有 限 公 司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 43 to 103 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 23rd April, 2002

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000 (As restated)
Turnover		6,101,140	4,551,482
Cost of sales		(4,594,011)	(3,584,733)
Gross profit		1,507,129	966,749
Other revenue	5	41,396	30,807
Selling, distribution and advertising expenses		(516,684)	(295,237)
Administrative expenses		(595,698)	(375,036)
Research and development costs		(79,931)	(38,796)
Profit from operations	6	356,212	288,487
Finance costs	7	(91,000)	(75,632)
Profit before share of results of associates and taxation		265,212	212,855
Share of results of associates		(300)	(1,221)
Profit before taxation		264,912	211,634
Taxation	10	(22,940)	(31,221)
Profit before minority interests		241,972	180,413
Minority interests		(3,125)	504
Profit for the year		238,847	180,917
Dividends	11	(60,057)	(53,291)
Earnings per share	12		
Basic		42.02 cents	32.31 cents
Diluted		41.83 cents	32.10 cents

CONSOLIDATED BALANCE SHEET

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000 (As restated)
ASSETS			
Non-current assets			
Property, plant and equipment	13	678,629	665,320
Goodwill	14	83,815	74,729
Negative goodwill	15	(26,722)	(16,919)
Intangible assets	16	5,759	6,847
Interests in associates	18	108,366	79,833
Investments in securities	19	60,530	54,520
Deposit for acquisition of a subsidiary	20	148,200	—
Deferred tax asset	30	21,193	16,069
Other assets		1,195	1,195
		1,080,965	881,594
Current assets			
Inventories	21	799,975	856,950
Trade and other receivables	22	598,361	593,685
Deposits and prepayments		309,448	183,642
Bills receivable		331,431	155,076
Investments in securities	19	4,899	7,892
Trade receivable from an associate		2,511	7,361
Pledged bank deposit	23	27,300	—
Bank balances, deposits and cash		616,739	281,335
		2,690,664	2,085,941
Current liabilities			
Trade and other payables	24	1,705,603	985,234
Warranty provision	25	26,979	33,386
Taxation payable		12,149	8,486
Obligations under finance leases and hire purchase contracts – due within one year	26	10,263	7,888
Bank borrowings – due within one year	27	217,060	155,155
		1,972,054	1,190,149
Net current assets		718,610	895,792
Total assets less current liabilities		1,799,575	1,777,386

CONSOLIDATED BALANCE SHEET

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000 (As restated)
CAPITAL AND RESERVES			
Share capital	28	114,903	112,243
Reserves	29	988,471	796,539
		1,103,374	908,782
MINORITY INTERESTS		9,977	6,852
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts – due after one year	26	8,721	7,312
Bank borrowings – due after one year	27	675,967	852,839
Deferred tax liability	30	1,536	1,601
		686,224	861,752
		1,799,575	1,777,386

The financial statements on pages 43 to 103 were approved and authorised for issue by the Board of Directors on 23rd April, 2002 and are signed on its behalf by:

Chi Chung Chan
Director

Roy Chi Ping Chung
Director

BALANCE SHEET

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000 (As restated)
ASSETS			
Non-current assets			
Property, plant and equipment	13	220,604	248,760
Intangible assets	16	132	235
Investments in subsidiaries	17	447,137	343,502
Interests in associates	18	79,417	84,698
Investments in securities	19	20,908	21,708
Other assets		1,195	1,195
		769,393	700,098
Current assets			
Inventories	21	258,518	217,479
Trade and other receivables	22	43,262	91,253
Deposits and prepayments		75,480	121,856
Bills receivable		250,282	136,731
Investments in securities	19	4,899	—
Amounts due from subsidiaries		462,519	294,100
Pledged bank deposit	23	27,300	—
Bank balances, deposits and cash		303,519	150,877
		1,425,779	1,012,296
Current liabilities			
Trade and other payables	24	526,131	360,974
Amounts due to subsidiaries		191,376	2,714
Amount due to an associate		—	3,221
Taxation payable		3,725	6,581
Obligations under finance leases and hire purchase contracts – due within one year	26	6,636	3,830
Bank borrowings – due within one year	27	114,193	69,575
		842,061	446,895
Net current assets		583,718	565,401
Total assets less current liabilities		1,353,111	1,265,499

BALANCE SHEET

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000 (As restated)
CAPITAL AND RESERVES			
Share capital	28	114,903	112,243
Reserves	29	997,345	874,042
		1,112,248	986,285
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts - due after one year	26	5,469	2,961
Bank borrowings - due after one year	27	234,000	274,859
Deferred tax liability	30	1,394	1,394
		240,863	279,214
		1,353,111	1,265,499

Chi Chung Chan
Director

Roy Chi Ping Chung
Director

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st December, 2001

	2001 HK$'000	2000 HK$'000 (As restated)
Loss not recognised in the consolidated income statement		
Exchange differences arising on translation		
of overseas operations	(1,567)	(5,772)
Profit for the year	238,847	180,917
Total recognised gains	237,280	175,145
Prior year adjustments arising from effects of changes		
in accounting policies (note 2)		
– decrease in retained profits at 1st January, 2000		(62,437)
– decrease in goodwill reserve at 1st January, 2000		179,124
		116,687

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000 (As restated)
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	1,104,387	248,616
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Dividends paid		(60,057)	(53,291)
Interest paid		(91,000)	(75,632)
Interest received		14,412	8,947
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(136,645)	(119,976)
TAXATION			
Hong Kong Profits Tax paid		(20,140)	(15,735)
Overseas Tax paid		(5,108)	(26,916)
Overseas Tax refunded		3,282	—
TAX PAID		(21,966)	(42,651)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(188,768)	(129,187)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	32	(102,778)	(672,880)
Deposit paid for acquisition of a subsidiary		(148,200)	—
Payment of consideration for prior year acquisitions		(4,466)	—
Proceeds from disposal of property, plant and equipment		1,938	7,443
Proceeds from disposal of unlisted investments		—	15,680
Additions to intangible assets		(382)	(1,649)
Purchase of investments in securities		(7,221)	(29,250)
Increase in pledged bank deposit		(27,300)	—
Advances to associates		(28,833)	(31,253)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(506,010)	(841,096)
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING		439,766	(755,107)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000 (As restated)
FINANCING	33		
Proceeds from issue of shares		17,369	2,717
New bank loans obtained		28,915	823,830
Repayment of obligations under finance leases and hire purchase contracts		(10,575)	(10,044)
Repayment of bank loans		(169,316)	(66,042)
NET CASH (OUTFLOW) INFLOW FROM FINANCING		(133,607)	750,461
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		306,159	(4,646)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		138,030	143,606
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		3,811	(930)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		448,000	138,030
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances, deposits and cash		616,739	281,335
Trust receipt loans		(137,567)	(88,972)
Bank overdrafts		(31,172)	(54,333)
		448,000	138,030

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are the manufacturing and trading of electrical, electronic, professional industrial products.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

A number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants have become effective for the current financial year. These, where applicable, have been adopted by the Company as its accounting policies, as set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which, where applicable, have been adopted in these financial statements.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior years.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) *Events after the Balance Sheet Date*, dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 *Segment Reporting*. Segment disclosures for the year ended 31st December, 2000 have been amended so that they are presented on a consistent basis.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Cont'd)*

Goodwill

In the current year, the Group has adopted SSAP 30 *Business Combinations* and has elected to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, the amount of such goodwill (negative goodwill) has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation and impairment losses in respect of goodwill between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 have been recognised retrospectively. Negative goodwill which would have been recognised as income between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following restatement, goodwill is presented as an asset in the balance sheet and negative goodwill is presented as a deduction from assets. Goodwill is amortised over its estimated useful life. Negative goodwill will be released to income based on the remaining weighted average useful life of the acquired identifiable assets.

Consolidation

SSAP 32 *Consolidated Financial Statements and Accounting for Investments in Subsidiaries* has introduced a new definition of subsidiary, i.e. an enterprise that is controlled by the Group. However, certain associates of the Group which fall under this new definition of a subsidiary are not permitted to be consolidated in these financial statements, because as the Company is a Hong Kong incorporated company, these associates do not meet the definition of a subsidiary as set out in Hong Kong Companies Ordinance. In this case, pursuant to SSAP 32, the Group disclose certain additional information to enable users of the consolidated financial statements to assess the effects as if this SSAP had been fully applied.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Cont'd)*

The effect of the adoption of the new and revised accounting policies described above on the financial position of the Group at 1st January, 2000 is summarised as follows:

	Goodwill reserve	**Retained Profits**
	HK$'000	HK$'000
Balance at 1st January, 2000		
As originally stated	(179,124)	507,423
Derecognition of liability for final dividend for 1999	—	30,743
Restatement as an asset of goodwill held in reserves with retrospective recognition of accumulated amortisation	179,124	(93,180)
As restated	—	444,986

The effect of these changes in accounting policies on the results for the current and prior year is as follows:

	2001	**2000**
	HK$'000	HK$'000
Amortisation of goodwill	(4,927)	(11,215)
Release of negative goodwill to income	2,395	1,601
	(2,532)	(9,614)

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment losses.

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and amortised on a straight line basis over their estimated useful lives.

Assets held under finance leases and hire purchase contracts

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group.

Assets held under finance leases and hire purchase contracts are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor or hirer is included in the balance sheet as an obligation under finance leases or hire purchase contracts. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease and hire purchase contract so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight line basis over the term of the relevant lease.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation or amortisation and accumulated impairment losses.

Depreciation and amortisation is charged so as to write off the cost of property, plant and equipment other than construction in progress, over their estimated useful lives, using the straight line method, at the following rates per annum:

Freehold land	Nil
Leasehold land and land use rights	2% or over the term of the relevant lease, if shorter
Buildings	4%
Leasehold improvements	25%
Office equipment, furniture and fixtures	$16^2/_3$% - 25%
Plant and machinery	25%
Motor vehicles	$16^2/_3$% - 25%
Moulds and tooling	20% - $33^1/_3$%
Vessel	20%

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any identified impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Assets held under hire purchase contracts are depreciated over their expected useful lives on the same basis as owned assets.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the income statement for the year.

Other assets

Other assets are stated at cost less any identified impairment loss.

Inventories

Inventories are stated at the lower of cost and net realisable value.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Turnover

Turnover represents the net amounts received and receivable for goods sold, less returns and allowances, to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rates applicable.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on the exchange are included in profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefits schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due. For defined benefits schemes, the projected future cost of providing retirement benefits is recognised when the employees render services instead of when claims are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is engaged in the manufacturing and trading of electrical, electronic, professional industrial products. The segment information is disclosed in accordance with different types of products.

INCOME STATEMENT

For the year ended 31st December, 2001

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
REVENUE						
External sales	4,523,295	1,171,793	163,734	242,318	—	6,101,140
Inter-segment sales	74,584	26,336	6,516	226,240	(333,676)	—
Total revenue	4,597,879	1,198,129	170,250	468,558	(333,676)	6,101,140

Inter-segment sales are charged at prevailing market rates.

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Eliminations	Consolidated
RESULT						
Segment result	293,323	56,877	14,255	(8,243)	—	356,212
Finance costs						(91,000)
Share of results of associates	—	—	—	(300)	—	(300)
Profit before taxation						264,912
Taxation						(22,940)
Profit after taxation						241,972

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Business segments *(Cont'd)*

BALANCE SHEET

At 31st December, 2001

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets					
Segment assets	2,884,275	467,199	62,445	249,344	3,663,263
Interests in associates	—	—	—	108,366	108,366
	2,884,275	467,199	62,445	357,710	3,771,629
Liabilities					
Segment liabilities	(2,303,385)	(209,483)	(19,822)	(113,439)	(2,646,129)

OTHER INFORMATION

For the year ended 31st December, 2001

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Capital additions	109,810	66,446	3,798	25,270	205,324
Depreciation and amortisation	151,605	43,529	3,172	15,505	213,811

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Business segments *(Cont'd)*

INCOME STATEMENT

For the year ended 31st December, 2000

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
						(As restated)
REVENUE						
External sales	3,076,822	1,083,797	173,495	217,368	—	4,551,482
Inter-segment sales	113,551	—	9,382	131,903	(254,836)	—
Total revenue	3,190,373	1,083,797	182,877	349,271	(254,836)	4,551,482

Inter-segment sales are charged at prevailing market rates.

RESULT						
Segment result	235,275	43,885	11,303	(1,976)	—	288,487
Finance costs						(75,632)
Share of results of associates	—	—	—	(1,221)	—	(1,221)
Profit before taxation						211,634
Taxation						(31,221)
Profit after taxation						180,413

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Business segments *(Cont'd)*

BALANCE SHEET

At 31st December, 2000

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
					(As restated)
Assets					
Segment assets	2,198,828	409,764	72,355	206,755	2,887,702
Interests in associates	—	—	—	79,833	79,833
	2,198,828	409,764	72,355	286,588	2,967,535
Liabilities					
Segment liabilities	(1,567,679)	(340,421)	(18,898)	(261,100)	(2,188,098)

OTHER INFORMATION

For the year ended 31st December, 2000

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
					(As restated)
Capital additions	45,397	51,181	4,005	21,049	121,632
Depreciation and amortisation	128,900	36,938	9,839	17,290	192,967

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Geographical segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover		Contribution to results from ordinary activities before taxation	
	2001	**2000**	**2001**	**2000**
	HK$'000	HK$'000	HK$'000	HK$'000 (As restated)
By geographical market location:				
North America	5,247,979	3,838,283	332,013	244,305
Europe	589,326	410,363	4,680	17,847
Other countries	263,835	302,836	19,519	26,335
	6,101,140	4,551,482	356,212	288,487
Finance costs			(91,000)	(75,632)
Contribution from associates			(300)	(1,221)
Profit before taxation			264,912	211,634

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Geographical segments *(Cont'd)*

(ii) The following table provides an analysis of segment assets, and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2001	**2000**	**2001**	**2000**
	HK$'000	HK$'000	HK$'000	HK$'000
		(As restated)		(As restated)
Hong Kong and People's Republic of China ("PRC")	1,941,485	1,333,818	164,123	107,645
North America	1,615,665	1,484,305	38,804	7,033
Europe	180,835	91,866	2,051	758
Other countries	33,644	57,546	346	6,196
	3,771,629	2,967,535	205,324	121,632

5. OTHER REVENUE

	2001	**2000**
	HK$'000	HK$'000
Included in other revenue is interest income analysed as follows:		
Interest earned on bank deposits	7,659	8,505
Interest earned on amounts due from associates	6,753	442
Interest income for the year	14,412	8,947

6. PROFIT FROM OPERATIONS

	2001	2000
	HK$'000	HK$'000
		(As restated)
Profit from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets included in administrative expenses	1,379	866
Auditors' remuneration	3,623	4,807
Amortisation of goodwill included in administrative expenses	4,927	11,215
Depreciation and amortisation on property, plant and equipment		
Owned assets	200,837	174,816
Assets held under finance leases and hire purchase contracts	9,063	7,671
Impairment loss of investment securities recognised	4,204	1,944
Loss (gain) on disposal of property, plant and equipment	5,179	(2,412)
Release of negative goodwill to income included in administrative expenses	(2,395)	(1,601)
Operating lease charges		
Premises	24,978	25,039
Motor vehicles	4,541	3,077
Plant and machinery	8,727	8,387
Retirement benefits scheme contributions	5,958	1,765
Research and development costs	79,931	39,996
Less: amounts capitalised	—	(1,200)
	79,931	38,796
Staff costs		
Directors' remuneration		
Fees	128	50
Other emoluments	21,436	19,958
Others	229,953	195,817
	251,517	215,825

Staff costs disclosed above do not include an amount of HK$43,582,000 (2000: HK$23,425,000) relating to research and development activities, which is included under research and development costs.

7. FINANCE COSTS

	2001	2000
	HK$'000	HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	89,253	74,247
Obligations under finance leases and hire purchase contracts	1,747	1,385
	91,000	75,632

8. DIRECTORS' EMOLUMENTS

	2001	2000
	HK$'000	HK$'000
Directors' fees:		
Executive	40	40
Non-executive	10	10
Independent non-executive	78	—
	128	50
Other emoluments for executive directors:		
Salaries and other benefits	20,886	18,727
Contributions to retirement benefits scheme	52	—
	20,938	18,727
Other emoluments for non-executive directors:		
Salaries and other benefits	366	1,231
Contributions to retirement benefits scheme	4	—
	370	1,231
Total emoluments	21,436	20,008

8. DIRECTORS' EMOLUMENTS *(Cont'd)*

The emoluments of the directors were within the following bands:

	Number of directors	
	2001	**2000**
Nil to HK$1,000,000	6	6
HK$1,000,001 to HK$1,500,000	—	1
HK$3,000,001 to HK$3,500,000	3	—
HK$4,000,001 to HK$4,500,000	1	3
HK$5,500,001 to HK$6,000,000	—	1
HK$6,500,001 to HK$7,000,000	1	—

9. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, all (2000: four) were executive directors of the Company whose emoluments are included in the disclosures in note 8 above. The emoluments of the remaining individual for the year ended 31st December, 2000 represented salary and other benefits amounting to HK$1,839,000.

During each of the two years ended 31st December, 2001 and 2000, no emoluments had been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director had waived any emoluments during those years.

10. TAXATION

	2001	2000
	HK$'000	HK$'000
The total taxation charge comprises:		
Hong Kong Profits Tax calculated at 16%		
of the estimated assessable profit for the year	18,500	15,000
(Over)underprovision in prior years	(153)	2,026
Deferred taxation charge	—	1,394
	18,347	18,420
Overseas taxation on profit for the year	9,611	28,833
Underprovision in prior years	170	35
Deferred taxation credit	(5,188)	(16,067)
	4,593	12,801
	22,940	31,221

Overseas taxation is calculated at the rates prevailing in the relevant jurisdictions.

The deferred taxation credit represents the amount of deferred tax asset on timing differences arising overseas from the use of the receipts and payments basis for tax purposes and the accrual basis for the financial statements. The deferred tax asset has been recognised to the extent that the timing differences will be realised in the near future.

Details of deferred taxation are set out in note 30.

11. DIVIDENDS

	2001	2000
	HK$'000	HK$'000
		(As restated)
Final dividend paid:		
2000: HK6.0 cents (1999: HK 5.5 cents) per share	34,213	30,743
Interim dividend paid:		
2001: HK4.5 cents (2000: HK 4.0 cents) per share	25,844	22,548
	60,057	53,291

The final dividend of HK7.0 cents (2000: HK6.0 cents) per share has been proposed by the directors and is subject to approval by the shareholders in the annual general meeting.

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001	2000
	HK$'000	HK$'000
		(As restated)
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year	238,847	180,917
Weighted average number of ordinary shares for the purposes of basic earnings per share	568,437,155	560,015,593
Effect of dilutive potential ordinary shares:		
Share options	2,505,232	3,652,395
Weighted average number of ordinary shares for the purposes of diluted earnings per share	570,942,387	563,667,988

The adjustments to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2 above, are as follows:

	Basic	Diluted
	HK cents	HK cents
Reconciliation of earnings per share for the year ended 31st December, 2000		
Reported figure before adjustment	34.02	33.80
Adjustments arising from adoption of SSAP 30	(1.71)	(1.70)
	32.31	32.10

13. PROPERTY, PLANT AND EQUIPMENT

	Land and land use rights and buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Vessel	Construction in progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP									
COST									
At 1st January, 2001	265,205	63,782	144,253	289,995	11,160	569,550	3,322	4,637	1,351,904
Currency realignment	215	(44)	(747)	(1,059)	(44)	(406)	–	–	(2,085)
Additions	16,337	11,299	42,595	34,765	5,348	84,320	–	8,463	203,127
Acquisition of subsidiaries	23,071	1,629	1,003	552	193	–	–	–	26,448
Disposals	–	(2,226)	(5,210)	(31,871)	(331)	(16,160)	–	–	(55,798)
Reclassification	408	–	–	–	–	4,229	–	(4,637)	–
At 31st December, 2001	305,236	74,440	181,894	292,382	16,326	641,533	3,322	8,463	1,523,596
DEPRECIATION AND AMORTISATION									
At 1st January, 2001	17,696	47,994	71,742	163,091	9,128	373,822	3,111	–	686,584
Currency realignment	(811)	(38)	(595)	(1,018)	(32)	(342)	–	–	(2,836)
Provided for the year	12,752	8,258	29,103	42,465	1,385	115,776	161	–	209,900
Eliminated on disposals	–	(2,134)	(3,815)	(26,006)	(233)	(16,493)	–	–	(48,681)
At 31st December, 2001	29,637	54,080	96,435	178,532	10,248	472,763	3,272	–	844,967
NET BOOK VALUES									
At 31st December, 2001	275,599	20,360	85,459	113,850	6,078	168,770	50	8,463	678,629
At 31st December, 2000	247,509	15,788	72,511	126,904	2,032	195,728	211	4,637	665,320

13. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

	Leasehold land and land use rights and buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE COMPANY							
COST							
At 1st January, 2001	72,393	61,413	58,263	133,407	7,675	449,796	782,947
Additions	–	9,450	15,842	43,291	2,484	44,993	116,060
Disposals	–	–	(223)	(2,159)	(160)	–	(2,542)
Transfer to subsidiaries	–	(13,358)	(7,281)	(18,171)	–	(146,133)	(184,943)
At 31st December, 2001	72,393	57,505	66,601	156,368	9,999	348,656	711,522
DEPRECIATION AND AMORTISATION							
At 1st January, 2001	11,368	46,050	37,798	97,382	7,198	334,391	534,187
Provided for the year	2,767	5,932	8,772	16,076	676	45,950	80,173
Eliminated on disposals	–	–	(172)	(1,678)	(80)	–	(1,930)
Eliminated on transfer to subsidiaries	–	(7,938)	(4,289)	(11,756)	–	(97,529)	(121,512)
At 31st December, 2001	14,135	44,044	42,109	100,024	7,794	282,812	490,918
NET BOOK VALUES							
At 31st December, 2001	58,258	13,461	24,492	56,344	2,205	65,844	220,604
At 31st December, 2000	61,025	15,363	20,465	36,025	477	115,405	248,760

13. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$26,870,000 (2000: HK$19,534,000) and HK$16,651,000 (2000: HK$7,936,000), respectively, in respect of assets held under finance leases and hire purchase contracts.

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	HK$'000	HK$'000	HK$'000
The net book value of land and land use rights and buildings are situated outside Hong Kong and are analysed as follows:				
Freehold	217,341	186,484	—	—
Medium-term lease	58,258	61,025	58,258	61,025
	275,599	247,509	58,258	61,025

The Group has pledged certain freehold land and building having a net book value of HK$15,413,000 (2000: Nil) to secure general banking facilities granted to the Group.

14. GOODWILL

	THE GROUP
	HK$'000
COST	
At 1st January, 2001	179,214
Arising on acquisition of a subsidiary	14,013
At 31st December, 2001	193,227
AMORTISATION	
At 1st January, 2001	104,485
Charge for the year	4,927
At 31st December, 2001	109,412
NET BOOK VALUES	
At 31st December, 2001	83,815
At 31st December, 2000	74,729

The amortisation period adopted ranges from 9 to 20 years as determined by the estimated foreseeable useful lives of the goodwill arising on past acquisitions.

15. NEGATIVE GOODWILL

	THE GROUP
	HK$'000
GROSS AMOUNT	
At 1st January, 2001	18,610
Adjustments to measurements of purchase consideration for acquisitions in prior year (see below)	(4,466)
Arising on acquisition of subsidiaries	16,664
At 31st December, 2001	30,808
RELEASED TO INCOME	
At 1st January, 2001	1,691
Adjustments to amounts released to income in prior year	(406)
Released in the year	2,801
At 31st December, 2001	4,086
CARRYING AMOUNTS	
At 31st December, 2001	26,722
At 31st December, 2000	16,919

The negative goodwill is released to income on a straight-line basis over a period of eleven years, being the remaining weighted average useful life of the depreciable assets acquired.

During the year, an adjustment was made to the cost of investment of a business acquired in 2000, representing related legal and professional fees finalised and paid during the year.

16. INTANGIBLE ASSETS

	Deferred development cost	Patents and trademarks	Total
	HK$'000	HK$'000	HK$'000
THE GROUP			
COST			
At 1st January, 2001	5,553	10,476	16,029
Currency realignment	(161)	—	(161)
Additions	74	308	382
At 31st December, 2001	5,466	10,784	16,250
AMORTISATION			
At 1st January, 2001	2,210	6,972	9,182
Currency realignment	(70)	—	(70)
Provided for the year	549	830	1,379
At 31st December, 2001	2,689	7,802	10,491
NET BOOK VALUES			
At 31st December, 2001	2,777	2,982	5,759
At 31st December, 2000	3,343	3,504	6,847

16. INTANGIBLE ASSETS *(Cont'd)*

	Patents
	HK$'000
THE COMPANY	
COST	
At 1st January, 2001 and 31st December, 2001	1,037
AMORTISATION	
At 1st January, 2001	802
Provided for the year	103
At 31st December, 2001	905
NET BOOK VALUES	
At 31st December, 2001	132
At 31st December, 2000	235

All intangible assets of the Group and the Company are amortised on a straight line basis over ten years.

17. INVESTMENTS IN SUBSIDIARIES

	2001	2000
	HK$'000	HK$'000
Investments in unlisted shares, at cost	362,635	343,502
Amount due from a subsidiary	84,502	—
	447,137	343,502

Particulars of the principal subsidiaries of the Company at 31st December, 2001 are set out in note 41.

The amount due from a subsidiary is unsecured, non-interest bearing and has no fixed repayment terms. In the opinion of directors, no part of the amount will be repaid within the next twelve months and the amount is therefore presented as non-current.

18. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted shares, at cost less impairment loss recognised	—	—	—	46,268
Share of net assets	1,967	2,267	—	—
Amounts due from associates, less impairment loss recognised	106,399	77,566	79,417	38,430
	108,366	79,833	79,417	84,698

Particulars of the associates at 31st December, 2001 are set out in note 42.

The amounts due from associates are unsecured, bear interest at rates ranging from prime rate to prime rate minus 0.5% and have no fixed repayment terms. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current.

The amounts due from associates for the year ended 31st December, 2000 were non-interest bearing.

At the balance sheet date, the Group holds 40.8% of the shares of Gimelli International (Holdings) Limited and its subsidiaries (together "Gimelli Group companies"). In accordance with the requirement of SSAP32, the Group controls Gimelli Group companies. However, because the Company is incorporated in Hong Kong and Gimelli Group companies do not meet the definition of a subsidiary under the Hong Kong Companies Ordinance, Gimelli Group companies have not been consolidated in these financial statements. Rather, it has been accounted for as associates using the equity method of accounting. The equity carrying value of the Group's interests in Gimelli Group companies is nil at both 31st December, 2000, and 31st December, 2001.

18. INTERESTS IN ASSOCIATES *(Cont'd)*

Had Gimelli Group companies been consolidated in these financial statements, its assets and liabilities, and income and expenses, would have been accounted for on a line-by-line basis. The analysis of the share of net liabilities and of share of net (loss) profit would have been as follows:

	2001	2000
	HK$'000	HK$'000
Non-current assets	22,481	14,014
Current assets	34,966	26,017
Current liabilities	(176,254)	(157,494)
Non-current liabilities	(315)	—
Share of net liabilities attributable to the Group	(119,122)	(117,463)
Turnover	130,349	113,550
Operating expenses	(132,009)	(112,787)
Taxation	—	—
Share of net (loss) profit attributable to the Group	(1,660)	763

19. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Non-current assets				
Unlisted investment securities (equity), at cost less impairment loss recognised	60,530	54,520	20,908	21,708
Current assets				
Other listed investments (equity securities), at market price	4,899	—	4,899	—
Unlisted investment securities (equity securities), at cost	—	7,892	—	—
	4,899	7,892	4,899	—

The Group's investments above included investments in Nack Products USA Limited ("Nack") and in America Direct, Inc. ("ADI"), with the carrying values of approximately HK$20,908,000 (2000: HK$20,908,000) and HK$8,806,000 (2000: HK$11,007,000), respectively. The Company's investments included its investment in Nack of the same amount. Both companies are incorporated in the United States of America ("U.S.A."). Nack has the exclusive rights to market and distribute a registered product in the U.S.A., of which the Group holds the manufacturing right. Its principal activity is the marketing and distribution of the registered product and other related products in the U.S.A. ADI is engaged in marketing through a combination of direct response television and retail distribution in the U.S.A. and selected international markets.

The Group's investment represents approximately 25% (2000: 25%) of Nack's issued shares held directly by the Company and 26% (2000: 26%) of ADI's common stocks in issue held by a 51% subsidiary of the Company. Both Nack and ADI are not regarded as associates of the Group because the Group has no significant influence over their affairs.

20. DEPOSIT FOR ACQUISITION OF A SUBSIDIARY

In November 2001, the Group entered into a conditional sale and purchase agreement to acquire the entire equity interest of a company (the "subsidiary") whose principal activity is the manufacture and trade of garden tools equipment in Mexico. The amount paid to date pursuant to the agreement of approximately HK$148,200,000 is classified as a non-current deposit.

21. INVENTORIES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Raw materials	255,095	244,177	159,758	155,142
Work in progress	62,336	47,238	44,715	36,636
Finished goods	482,544	565,535	54,045	25,701
	799,975	856,950	258,518	217,479

The value of inventories carried at net realisable value at the balance sheet date was insignificant.

22. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	433,714	372,953	16,471	48,779
61 to 120 days	81,058	79,401	5,024	2,242
121 days or above	37,542	35,503	21,767	35,642
Total trade receivables	552,314	487,857	43,262	86,663
Other receivables	46,047	105,828	—	4,590
	598,361	593,685	43,262	91,253

23. PLEDGED BANK DEPOSIT

The amount represents a deposit pledged to a bank to secure short-term banking facilities granted to the Group and the Company and is therefore classified as a current asset.

24. TRADE AND OTHER PAYABLES

The aging analysis of trade payables is as follows:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	293,334	328,338	124,808	194,547
61 to 120 days	146,230	157,058	85,474	68,125
121 days or above	35,649	26,497	5,969	8,125
Total trade payables	475,213	511,893	216,251	270,797
Other payables	1,230,390	473,341	309,880	90,177
	1,705,603	985,234	526,131	360,974

25. WARRANTY PROVISION

THE GROUP

	2001	**2000**
	HK$'000	HK$'000
At 1st January	33,386	33,569
Additional provision in the year	1,569	14,811
Utilisation of provision	(7,976)	(14,994)
At 31st December	26,979	33,386

The warranty provision represents management's best estimate of the Group's liability under 24 months warranties granted on electrical products based on past experience of product returns and industry averages for defective products.

26. OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

The maturity of obligations under finance leases and hire purchase contracts is as follows:

THE GROUP	Minimum lease payments 2001 HK$'000	Minimum lease payments 2000 HK$'000	Present value of minimum lease payments 2001 HK$'000	Present value of minimum lease payments 2000 HK$'000
Amounts payable under finance leases and hire purchase contracts:				
Within one year	11,063	8,950	10,263	7,888
In the second to fifth year inclusive	9,088	7,762	8,721	7,312
	20,151	16,712	18,984	15,200
Less: future finance charges	(1,167)	(1,512)	—	—
Present value of lease obligations	18,984	15,200	18,984	15,200
Less: Amount due for settlement within one year shown under current liabilities			(10,263)	(7,888)
Amount due for settlement after one year			8,721	7,312

26. OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS *(Cont'd)*

THE COMPANY	Minimum lease payments		Present value of minimum lease payments	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Amounts payable under finance leases and hire purchase contracts:				
Within one year	7,116	4,306	6,636	3,830
In the second to fifth year inclusive	5,727	3,111	5,469	2,961
	12,843	7,417	12,105	6,791
Less: future finance charges	(738)	(626)	—	—
Present value of lease obligations	12,105	6,791	12,105	6,791
Less: Amount due for settlement within one year shown under current liabilities			(6,636)	(3,830)
Amount due for settlement after one year			5,469	2,961

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases and hire purchase contracts. The lease terms range from three to four years. For the year ended 31st December, 2001, the average effective borrowing rate was 8.4%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

27. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Trust receipt loans	137,567	88,972	74,492	69,575
Bank loans	724,288	864,689	273,700	274,859
Bank overdrafts	31,172	54,333	1	—
	893,027	1,007,994	348,193	344,434
Analysed into:				
Secured	6,099	—	—	—
Unsecured	886,928	1,007,994	348,193	344,434
	893,027	1,007,994	348,193	344,434

All bank borrowings of the Group and the Company are repayable as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
On demand or within one year	217,060	155,155	114,193	69,575
In the second year	1,403	40,859	—	40,859
In the third to fifth year inclusive	669,775	811,980	234,000	234,000
After five years	4,789	—	—	—
	893,027	1,007,994	348,193	344,434
Less: Amount due for settlement within one year shown under current liabilities	(217,060)	(155,155)	(114,193)	(69,575)
Amount due for settlement after one year	675,967	852,839	234,000	274,859

28. SHARE CAPITAL

	Number of shares		Share capital	
	2001	2000	2001	2000
			HK$'000	HK$'000
Ordinary shares of HK$0.20 each				
Authorised	800,000,000	800,000,000	160,000	160,000
Issued and fully paid:				
At 1st January	561,216,826	558,866,826	112,243	111,773
Issue of shares on exercise of share options	13,300,000	2,350,000	2,660	470
At 31st December	574,516,826	561,216,826	114,903	112,243

The shares issued during the year rank pari passu in all respects with the existing shares.

28. SHARE CAPITAL *(Cont'd)*

Share options

At 31st December, 2001, the Company had 25,350,000 outstanding share options granted to certain directors of the Company and employees of the Group, details of which are as follows:

Date share options granted	Number of share options outstanding	Subscription price
		HK$
4.2.1994	500,000	1.2800
27.10.1997	100,000	1.1504
1.4.1998	400,000	1.7440
20.9.1999	100,000	1.1584
27.11.1999	400,000	1.0800
30.12.1999	100,000	0.9776
4.1.2000	1,300,000	1.0000
5.6.2000	500,000	1.0144
26.6.2000	100,000	1.4768
6.6.2001	3,050,000	2.9020
8.6.2001	1,000,000	2.1960
19.6.2001	5,000,000	2.2600
5.7.2001	2,200,000	2.1480
23.7.2001	10,500,000	2.1160
10.10.2001	100,000	2.4750
	25,350,000	

29. RESERVES

	Share premium	Goodwill reserve	Translation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP					
At 1st January, 2000					
– as originally reported	225,356	(179,124)	2,095	507,423	555,750
– prior year adjustments (note 2)	–	179,124	–	(62,437)	116,687
– as restated	225,356	–	2,095	444,986	672,437
Exchange differences on translation of overseas operations	–	–	(5,772)	–	(5,772)
Premium on shares issued	2,248	–	–	–	2,248
Profit for the year	–	–	–	180,917	180,917
Final dividend – 1999	–	–	–	(30,743)	(30,743)
Interim dividend – 2000	–	–	–	(22,548)	(22,548)
At 31st December, 2000 and at 1st January, 2001	227,604	–	(3,677)	572,612	796,539
Exchange differences on translation of overseas operations	–	–	(1,567)	–	(1,567)
Premium on shares issued	14,709	–	–	–	14,709
Profit for the year	–	–	–	238,847	238,847
Final dividend – 2000	–	–	–	(34,213)	(34,213)
Interim dividend – 2001	–	–	–	(25,844)	(25,844)
At 31st December, 2001	242,313	–	(5,244)	751,402	988,471

29. RESERVES *(Cont'd)*

	Share premium HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY					
At 1st January, 2000					
- as originally reported	225,356	—	—	481,927	707,283
- prior year adjustment in respect of change in accounting policy for dividend recognition	—	—	—	30,743	30,743
- as restated	225,356	—	—	512,670	738,026
Premium on shares issued	2,248	—	—	—	2,248
Profit for the year	—	—	—	187,059	187,059
Final dividend - 1999	—	—	—	(30,743)	(30,743)
Interim dividend - 2000	—	—	—	(22,548)	(22,548)
At 31st December, 2000 and at 1st January, 2001	227,604	—	—	646,438	874,042
Premium on shares issued	14,709	—	—	—	14,709
Profit for the year	—	—	—	168,651	168,651
Final dividend - 2000	—	—	—	(34,213)	(34,213)
Interim dividend - 2001	—	—	—	(25,844)	(25,844)
At 31st December, 2001	242,313	—	—	755,032	997,345

The Group's retained profits include the Group's share of the post acquisition losses of associates of HK$13,005,000 (2000: HK$12,705,000), and the Group's translation reserve of a credit balance HK$460,000 (2000: HK$460,000) in respect of associates.

At 31st December, 2001, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$755,032,000 (2000 as restated: HK$646,438,000).

30. DEFERRED TAXATION

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1st January	(14,468)	208	1,394	—
Currency realignment	(1)	(3)	—	—
Charge for the year (note 10)	—	1,394	—	1,394
Credit for the year (note 10)	(5,188)	(16,067)	—	—
Balance at 31st December	(19,657)	(14,468)	1,394	1,394

At the balance sheet date, the major components of the net deferred tax (asset) liability provided were as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	1,536	1,601	1,394	1,394
Accruals and provisions	(21,193)	(16,069)	—	—
	(19,657)	(14,468)	1,394	1,394
Representing:				
Deferred tax liability	1,536	1,601	1,394	1,394
Deferred tax asset	(21,193)	(16,069)	—	—
	(19,657)	(14,468)	1,394	1,394

30. DEFERRED TAXATION *(Cont'd)*

At the balance sheet date, the major components of the potential deferred tax (asset) liability unprovided were as follows:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	17,408	4,911	10,915	13,130
Taxation losses	(102,825)	(91,057)	—	—
Other timing differences	405	(3,601)	—	—
	(85,012)	(89,747)	10,915	13,130

No provision for deferred taxation liability has been recognised in the financial statements in respect of timing differences on the excess of tax allowances over depreciation for certain group companies as it is not expected that the potential deferred taxation liability will crystallise in the foreseeable future, after taking into account the Group's medium-term financial plans and projections on these companies.

Deferred tax assets of certain group companies in respect of tax losses available to offset future profits and other timing differences have not been recognised in the financial statements as it is not certain that the tax losses will be utilised in the foreseeable future.

The major components of the unprovided deferred tax charge (credit) of the Group for the year were as follows:

	THE GROUP	
	2001	**2000**
	HK$'000	HK$'000
Tax effect of timing differences because of:		
Excess of tax allowances over depreciation	12,497	(4,017)
Taxation losses	(11,768)	(5,010)
Other timing differences	4,006	2,372
	4,735	(6,655)

31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 HK$'000	2000 HK$'000 (As restated)
Profit before taxation	264,912	211,634
Share of results of associates	300	1,221
Interest expense	91,000	75,632
Interest income	(14,412)	(8,947)
Amortisation of intangible assets	1,379	866
Amortisation of goodwill	4,927	11,215
Release of negative goodwill to income	(2,395)	(1,601)
Depreciation and amortisation on property, plant and equipment	209,900	182,487
Impairment loss of investment securities recognised	4,204	1,944
Loss (gain) on disposal of property, plant and equipment	5,179	(2,412)
Decrease (increase) in inventories	175,978	(183,038)
Increase in trade and other receivables, deposits and prepayments	(31,969)	(483,531)
Increase in bills receivable	(176,405)	(21,872)
Decrease in trade receivable from an associate	4,850	454
Increase in trade and other payables	573,346	464,564
Decrease in warranty provision	(6,407)	—
Net cash inflow from operating activities	1,104,387	248,616

32. ACQUISITION OF SUBSIDIARIES

	2001	2000
	HK$'000	HK$'000
NET ASSETS ACQUIRED		
Property, plant and equipment	26,448	405,973
Inventories	123,890	353,765
Trade and other receivables, deposits and prepayments	105,060	55,218
Taxation recoverable	2,258	364
Bank balances and cash	13,548	7,981
Trade and other payables	(152,227)	(123,920)
Bank overdrafts	(36,791)	—
	82,186	699,381
Negative goodwill arising on acquisition	(16,664)	(18,520)
Goodwill arising on acquisition	14,013	—
Consideration	79,535	680,861
SATISFIED BY		
Cash	79,535	680,861

Net cash outflow arising on acquisition:

	2001	2000
	HK$'000	HK$'000
Cash consideration	(79,535)	(680,861)
Bank balances and cash acquired	13,548	7,981
Bank overdrafts acquired	(36,791)	—
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	(102,778)	(672,880)

32. ACQUISITION OF SUBSIDIARIES *(Cont'd)*

The cash flows of the Group attributable to the subsidiaries acquired during the year are as follows:

	HK$'000
Net cash inflow from operating activities	29,788
Tax paid	2,127
Net cash utilised in investing activities	(441)
Net cash outflow from financing	(35,038)

The subsidiaries acquired during the year contributed HK$193,820,000 to the Group's turnover, and HK$9,868,000 to the Group's profit from operations.

33. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium	**Bank loans**	**Obligations under finance leases and hire purchase contracts**
	HK$'000	HK$'000	HK$'000
Balance at 1st January, 2000	337,130	106,901	15,838
Proceeds from issue of shares for cash	2,717	—	—
Inception of finance leases and hire purchase contracts	—	—	9,406
New bank loans obtained	—	823,830	—
Repayment	—	(66,042)	(10,044)
Balance at 31st December, 2000 and 1st January, 2001	339,847	864,689	15,200
Proceeds from issue of shares for cash	17,369	—	—
Inception of finance leases and hire purchase contracts	—	—	14,359
New bank loans obtained	—	28,915	—
Repayment	—	(169,316)	(10,575)
Balance at 31st December, 2001	357,216	724,288	18,984

34. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease and hire purchase arrangements in respect of assets with a total capital value at the inception of the leases and hire purchase contracts of HK$14,359,000 (2000: HK$9,406,000).

35. LEASE COMMITMENTS

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	27,436	26,500	10,107	14,153
In the second to fifth year inclusive	67,884	49,727	15,640	22,084
After five years	46,759	39,297	238	—
	142,079	115,524	25,985	36,237

Operating lease payments represent rentals payable by the Group for certain of its plant and machineries and office properties. Leases are negotiated for a term ranging from 3 months to 10 years.

36. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Guarantees given to banks and an independent third party in respect of credit facilities utilised by				
Associates	15,230	10,083	15,230	10,083
Subsidiaries	—	—	70,141	34,076
Bills discounted with recourse	466,226	370,106	358,124	369,767
	481,456	380,189	443,495	413,926

The extent of guarantees utilised as shown above relates to guarantees given by the Group and the Company to secure bank facilities granted to associates and subsidiaries amounting to HK$132,500,000 (2000: HK$163,500,000) and HK$1,678,739,000 (2000: HK$1,409,205,000), respectively, at the balance sheet date.

37. RETIREMENT BENEFITS SCHEMES

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December 2000.

At 31st December, 2001, the Group had a number of employees who have completed the required number of years of services under Hong Kong Employment Ordinance (the "Ordinance") to be eligible for long service payments on termination of their employment. The Group is only liable to make such payments if the termination meets the circumstances which are specified in the Ordinance.

Under the circumstances specified by the Ordinance, had the employment of all eligible employees been terminated on 31st December, 2001 the maximum potential exposure would have been approximately HK$13,765,000 (2000: HK$14,741,000). Provision of HK$2,400,000 (2000: Nil) has been made in the financial statements in respect of such long service payments.

The Group's overseas subsidiaries operate a number of defined contribution schemes and defined benefit schemes which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll.

The pension costs of the defined benefit plan is assessed in accordance with an actuarial valuation as at 1st January, 2002 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. A medical trend rate of 10.5% and a discount rate of 7.5% were assumed for calculating the actuarial valuation. There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under such scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the oversea subsidiary has set up a receivable and an accrued benefit cost of same amount of approximately HK$28,000,000 (2000: HK$29,600,000) at 31st December, 2001.

38. CAPITAL COMMITMENTS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment	29,322	36,409	12,511	26,353

39. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related parties:

	2001	2000
	HK$'000	HK$'000
Associates		
Purchases	30,291	27,216
Management fee income	3,369	8,340
Management fee expenses	417	1,614
Interest income received	6,753	442
Sales income	21,103	18,062
Subcontracting expenses	250	919
Rental income	785	562
Equipment charge income	22	48
Service expenses	21	40

The above transactions were carried out based on market price/rate, or where no market price/rate was available, at cost plus a percentage profit markup.

40. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to 31st December, 2001, the Group acquired two subsidiaries, namely Roybi Australia Pty and Ryobi New Zealand, at a consideration of AUD5,900,000 equivalent to approximately HK$23,600,000.

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries of the Company at 31st December, 2001 are as follows:

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Digiwireless Limited	Hong Kong	HK$2	100	–	Investment holding
Full Team International Limited	Hong Kong	HK$2	100	–	Investment holding
Gimelli Industries Company Limited	Hong Kong	HK$3,000,000	51	–	Trading of electrical and and health care products
MacEwen Property Co. Inc.	United States of America	US$100	100	–	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	–	Trading of household electronic and electrical products
One World Technologies Limited	Bermuda/ Hong Kong	US$12,000	100	–	Investment holding
One World Technologies Inc.	United States of America	US$10	–	100	Investment holding
OWT France SAS	France	FFr245,984	–	100	Investment holding
Ryobi Technologies France S.A. (formerly known as Ryobi Europe S.A.)	France	FFr117,000,000	–	100	Trading of electric power tools products

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
OWT Taiwan Limited (formerly known as Ryobi Taiwan Corporation)	Taiwan	NT$5,000,000	100	—	Provision of inspection services
OWT Industries, Inc.	United States of America	US$10	—	100	Manufacture of electric components and power tools products
Ryobi Technologies Canada, Inc.	Canada	C$600,000	—	100	Trading of electric power tools products
Ryobi Technologies, Inc.	United States of America	US$10	—	100	Trading of electric power tools products
Ryobi Technologies (UK) Ltd. (formerly known as Ryobi Power Equipment (UK) Ltd.)	The United Kingdom	£4,000,000	100	—	Trading of electric power tools products
*Royal Appliance International GmbH	Germany	DM2,000,000	51	—	Trading of household and electrical products
Santo Industries Limited	Hong Kong	HK$2,000,000	100	—	Trading of household electronic and electrical products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	—	Manufacture of plastic parts

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	–	Manufacture of electronic products
Solar Wide (Overseas) Limited	The British Virgin Islands/ The PRC	US$1	–	100	Manufacture of electronic products
Techtronic Appliances Co. Pte Ltd.	Republic of Singapore	S$250,000	100	–	Liaison office
Techtronic Appliances International Limited	The British Virgin Islands/ Republic of Indonesia	US$1	100	–	Trading of electronic and electrical products
P.T. Techtronic Appliances	Republic of Indonesia	US$300,000	1	99	Manufacture of electronic and electrical products
Techtronic Appliances Holdings Company Limited	Bermuda/ Hong Kong	US$12,000	100	–	Investment holding
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	–	100	Trading and manufacture of floor care products

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Vax Limited	The United Kingdom	£33,000	100	—	Assembly, procurement and distribution of floor care products
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	—	Assembly and distribution of floor care products

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

* *Company not audited by Deloitte Touche Tohmatsu. The result of operation and net assets of this subsidiary is insignificant to the Group.*

None of the subsidiaries had any loan capital outstanding at the end of the year, or at any time during the year.

42. PARTICULARS OF ASSOCIATES

Particulars of the associates at 31st December, 2001 are as follows:

Name of associate	Place of incorporation/ registration and operation	Issued and fully paid share/registered capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Polytron Enterprises Limited	Hong Kong	HK$1,650,000	25.0	—	Inactive
Gimelli International (Holdings) Limited	The Cayman Islands/ Hong Kong	US$6,250	40.8	—	Investment holding
Gimelli Laboratories Company Limited	Hong Kong	HK$5,000,000	—	100	Manufacture and trading of electrical and dental care products
Gimelli Produktions A.G.	Switzerland	SFR930,000	—	100	Marketing and research and development
Gimelli Precision Moulding Company Limited	Hong Kong	HK$2	—	100	Manufacture of plastic parts
North (Shenyang) Chinetek Techtronic Industries Ltd.	The PRC	US$1,200,000	50.0	—	Inactive

FINANCIAL SUMMARY

RESULTS

	Year ended 31st December,				
	1997	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(As restated)	(As restated)	(As restated)	(As restated)	
Turnover	2,279,990	2,531,818	2,699,338	4,551,482	6,101,140
Profit before share of results of associates and taxation	122,794	142,326	152,077	212,855	265,212
Share of results of associates	(639)	(3,818)	228	(1,221)	(300)
Profit before taxation	122,155	138,508	152,305	211,634	264,912
Taxation	(7,183)	(7,289)	(8,538)	(31,221)	(22,940)
Profit before minority interests	114,972	131,219	143,767	180,413	241,972
Minority interests	1,362	(888)	(1,774)	504	(3,125)
Profit for the year (note a)	116,334	130,331	141,993	180,917	238,847
Basic earnings per share (note a)	22.70 cents	23.47 cents	25.48 cents	32.31 cents	42.02 cents

ASSETS AND LIABILITIES

	At 31st December,				
	1997	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(As restated)	(As restated)	(As restated)	(As restated)	
Total assets	1,109,443	1,206,626	1,468,401	2,967,535	3,771,629
Total liabilities, provisions and minority interests	503,726	521,902	684,100	2,058,753	2,668,255
Shareholders' funds (note a)	605,717	684,724	784,301	908,782	1,103,374

Note a:

Prior years' amounts have been adjusted to reflect the change in accounting policy arising from the adoption of SSAP 30 as described in note 2 to the financial statements.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Salon 5 (Level 3) JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong, on 28th May, 2002 at 9:30 a.m. for the following purposes:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2001.

(2) To declare a Final Dividend of HK7.0 cents per share to shareholders whose names appear on the Register of Members of the Company on 21st June, 2002.

(3) To elect Directors and fix their remuneration.

(4) To appoint Auditors and fix their remuneration.

(5) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT:**

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20% of the issued share capital of the Company as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares of the Company or any class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

(6) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT:**

(a) the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase its own shares of HK$0.20 each, subject to paragraph (b) below and in accordance with all applicable laws and regulations, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares in the Company to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(7) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** the Directors of the Company be and they are hereby given a general mandate to add all those number of shares of HK$0.20 each in the capital of the Company which may from time to time be purchased by the Company pursuant to the approval granted under Resolution (6) above (the "Repurchased Shares") to the general mandate granted under Resolution (5) above, so that the aggregate nominal amount of share capital that may be allotted by the Directors of the Company pursuant to the said general mandate granted under Resolution (5) above shall be the aggregate of (i) 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and (ii) all the Repurchased Shares."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong, 23rd April, 2002

Notes:

1. The Register of Members will be closed from 17th June, 2002 to 21st June, 2002 both days inclusive.

2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a member. The Company's Articles of Association require the instrument appointing a proxy to be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr. Roy Chi Ping Chung
Managing Director

Mr. Patrick Kin Wah Chan
Mr. Frank Chi Chung Chan
Dr. Akio Urakami

Non-executive Directors

Mr. Susumu Yoshikawa

Independent non-executive Directors

Mr. Vincent Ting Kau Cheung
Mr. Joel Arthur Schleicher
Mr. Christopher Patrick Langley

Principal Bankers

The Hong Kong and Shanghai Banking Corporation Limited
Commerzbank A.G.
Citibank N.A.
Standard Chartered Bank

Solicitors

Vincent T K Cheung Yap & CO

Auditors

Deloitte Touche Tohmatsu

Secretary and Registered Office

Chi Chung Chan
24 Floor CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

Share Registrars and Transfers Office

Secretaries Limited
5 Floor Wing On Centre
111 Connaught Road
Central
Hong Kong



DESIGNED & PRODUCED BY THE GRAPHIS CO. LTD TYPESET & PRINTED BY PROWELL PRINTING

Techtronic Industries Company Limited
24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T., Hong Kong
Tel: (852) 2402 6888 | **Fax:** (852) 2413 5971 | **Email:** info@tti.com.hk
www.tti.com.hk